QWICK MEDIA INC.
Eastlake Campus
104 – 8331 Eastlake Drive
Burnaby, British Columbia V5A 4W2
 Canada

NOTICE OF ANNUAL AND
SPECIAL MEETING OF SHAREHOLDERS
 TO BE HELD ON NOVEMBER 6, 2018

AND

INFORMATION CIRCULAR

October 5, 2018
This document requires immediate attention.  If you are in doubt as to how to deal with the documents or matters referred to in this notice and information circular, you should immediately contact your advisor.

QWICK MEDIA INC.
Eastlake Campus
104 - 8331 Eastlake Drive
Burnaby, British Columbia V5A 4W2
Canada
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
NOTICE IS HEREBY GIVEN that the annual and special meeting (the ”Meeting”) of shareholders of Qwick Media Inc. (the ”Company”) will be held at the offices of Clark Wilson LLP located at 900 - 885 West Georgia Street, Vancouver, British Columbia, on Tuesday, November 6, 2018, at 10:00 a.m. (Vancouver time) for the following purposes:
(1)	to set the number of directors of the Company at six (6);
(2)	to elect Ross Tocher, Barbara Welsh, Brian Petersen, Ted Cowie, Steve Koles and Corrine Tocher as directors of the Company;
(3)	to appoint Morgan & Company LLP, Chartered Accountants, as the auditor of the Company and to authorize the directors of the Company to fix the auditor’s remuneration;
(4)
to consider and, if thought fit, to pass an ordinary resolution to approve the adoption of a new stock option plan of the Company, the complete text of which is set out in Schedule “B” of the accompanying management information circular;

(5)
to consider and, if thought fit, to pass a special resolution approving the continuation of the Company out of the Cayman Islands under the provisions of the Companies Law (2013 Revision) of the Cayman Islands and into the Province of British Columbia under the provisions of the Business Corporations Act (British Columbia), as more particularly set out the information circular accompanying this notice of the Meeting; and

(6)	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.
The accompanying information circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this notice of the Meeting.
The Company’s board of directors has fixed October 3, 2018 as the record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered shareholder at the close of business on that date is entitled to receive such notice and to vote at the Meeting in the circumstances set out in the accompanying information circular.
If you are a registered shareholder of the Company and unable to attend the Meeting in person, please complete, date and sign the accompanying form of proxy and deposit it with the Company’s transfer agent, TMX Equity Transfer Services, in accordance with the instructions provided in the form of proxy at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) before the time and date of the Meeting or any adjournment or postponement thereof.

If you are a non-registered shareholder of the Company and have received this notice of the Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your securities on your behalf (each, an “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary
DATED at Vancouver, British Columbia, this 5th day of October, 2018.
On Behalf of the Board of Directors of
QWICK MEDIA INC.

“Ross Tocher”
Ross Tocher
President, Chief Executive Officer,
 Treasurer, Secretary and Director

QWICK MEDIA INC.
Eastlake Campus
104 - 8331 Eastlake Drive
Burnaby, British Columbia V5A 4W2
Canada

INFORMATION CIRCULAR
(Containing information as at October 5, 2018 unless otherwise noted)
INTRODUCTION
This information circular (the “Information Circular”) accompanies the notice of the annual and special meeting of shareholders (the “Notice”) and is furnished to shareholders holding common shares (each, a “Common Share”) and Class A preferred shares (each, a “Preferred Share”, and together with the Common Shares, the “Voting Shares”) in the capital of Qwick Media Inc. (the “Company”) in connection with the solicitation by the management of the Company of proxies to be voted at the annual and special meeting (the “Meeting”) of shareholders to be held at 10:00 a.m. (Vancouver time) on Tuesday, November 6, 2018 at the offices of Clark Wilson LLP located at 900 – 885 West Georgia Street, Vancouver, British Columbia, or at any adjournment or postponement thereof.
Date and Currency
The date of this Information Circular is October 5, 2018. Unless otherwise stated, all amounts herein are in Canadian dollars.
PROXIES AND VOTING RIGHTS
Management Solicitation
The solicitation of proxies by the Company will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by the directors, officers and employees of the Company. The Company does not reimburse shareholders, nominees or agents for costs incurred in obtaining from their principals authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this proxy material to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses.  No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.
No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.
Appointment of Proxy
Registered shareholders are entitled to vote at the Meeting. A shareholder is entitled to one vote for each Share or Preferred Share that such shareholder holds on the record date of October 3, 2018 (the “Record Date”) on the resolutions to be voted upon at the Meeting, and any other matter to come before the Meeting.

The persons named as proxyholders (the “Designated Persons”) in the enclosed form of proxy are directors and/or officers of the Company.
A shareholder has the right to appoint a person or company (who need not be a shareholder) to attend and act for or on behalf of that shareholder at the Meeting, other than the Designated Persons named in the enclosed form of proxy.
To exercise the right, the shareholder may do so by inserting the name of such other person in the blank space provided in the form of proxy. Such shareholder should notify the nominee of the appointment, obtain the nominee’s consent to act as proxy and should provide instruction to the nominee on how the shareholder’s shares should be voted. The nominee should bring personal identification to the Meeting.
In order to be voted, the completed form of proxy must be received by the Company’s registrar and transfer agent, TMX Equity Transfer Services (the “Transfer Agent”) in accordance with the instructions provided in the form of proxy at least 48 hours (excluding Saturdays, Sundays, and holidays recognized in the Province of British Columbia) before the time and date of the Meeting or any adjournment or postponement thereof. Alternatively, the completed form of proxy may be delivered to the Chairman of the Meeting on the day of the Meeting, or any adjournment or postponement thereof.
A proxy may not be valid unless it is signed by the shareholder who is giving it or by that shareholder’s attorney-in-fact duly authorized by that shareholder in writing or, in the case of a corporation, executed by a duly authorized officer or attorney-in-fact for the corporation.  If a form of proxy is executed by an attorney-in-fact for an individual shareholder or joint shareholders, or by an officer or attorney-in-fact for a corporate shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, must accompany the form of proxy.
Revocation of Proxies
A shareholder who has given a proxy may revoke it at any time before it is exercised by an instrument in writing: (a) executed by that shareholder or by that shareholder’s attorney-in-fact authorized in writing or, where the shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at the address set forth above, at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (iii) in any other manner provided by law.
Also, a proxy will automatically be revoked by either: (i) attendance at the Meeting and participation in a poll (ballot) by a shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to any such revocation.
Voting of Shares and Proxies and Exercise of Discretion by Designated Persons
A shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space.  The Voting Shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the Voting Shares will be voted accordingly. If no choice is specified in the proxy with respect to a matter to be acted upon, the proxy confers discretionary authority with respect to that matter upon the Designated Persons named in the form of proxy. It is intended that the Designated persons will vote the Voting Shares represented by the proxy in favour of each matter identified in the proxy.

The enclosed form of proxy confers discretionary authority upon the persons named therein in respect of amendments or variations to matters identified in the Notice or other matters that may properly come before the Meeting or any adjournment or postponement thereof.  At the date of this Information Circular, management of the Company is not aware of any such amendments, variations, or other matters to come before the Meeting.
In the case of abstentions from, or withholding of, the voting of the Voting Shares on any matter, the Voting Shares that are the subject of the abstention or withholding will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.
ADVICE TO BENEFICIAL SHAREHOLDERS
The information set out in this section is of significant importance to those shareholders who do not hold their Common Shares or Preferred Shares in their own name. Shareholders who do not hold their Voting Shares in their own name (referred to in this Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of the Voting Shares can be recognized and acted upon at the Meeting. If Voting Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Voting Shares will not be registered in the shareholder’s name on the records of the Company. Such Voting Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Voting Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their Voting Shares are communicated to the appropriate person well in advance of the Meeting.
The Company does not have access to names of all of Beneficial Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Voting Shares are voted at the Meeting. The voting instruction form supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by the Company.  However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge typically prepares a special voting instruction form, mails this form to the Beneficial Shareholders and asks for appropriate instructions regarding the voting of Voting Shares to be voted at the Meeting. If Beneficial Shareholders receive the voting instruction forms from Broadridge, they are requested to complete and return the voting instruction forms to Broadridge by mail or facsimile. Alternatively, such Beneficial Shareholders can call a toll-free number and access Broadridge’s dedicated voting website (each as noted on the voting instruction form) to deliver their voting instructions and to vote the Voting Shares held by them. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Voting Shares to be represented at the Meeting. A Beneficial Shareholder receiving a Broadridge voting instruction form cannot use that form as a proxy to vote Voting Shares directly at the Meeting – the voting instruction form must be returned to Broadridge well in advance of the Meeting in order to have his, her or its Voting Shares voted at the Meeting.
Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting the Voting Shares registered in the name of his, her or its broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the Voting Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Voting Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request in writing that his, her or its broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote his, her or its Voting Shares.
Beneficial Shareholders consist of non-objecting beneficial owners and objecting beneficial owners. A non-objecting beneficial owner is a beneficial owner of securities that has provided instructions to an intermediary holding the securities in an account on behalf of the beneficial owner that the beneficial owner does not object, for that account, to the intermediary disclosing ownership information about the beneficial owner under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators. An objecting beneficial owner means a beneficial owner of securities that has provided instructions to an intermediary holding the securities in an account on behalf of the beneficial owner that the beneficial owner objects, for that account, to the intermediary disclosing ownership information about the beneficial owner under National Instrument 54-101.
The Company is sending proxy-related materials directly to non-objecting beneficial owners of Voting Shares of the Company. The Company will not pay for the delivery of proxy-related materials to objecting beneficial owners of Voting Shares of the Company. The objecting beneficial owners of Voting Shares of the Company will not receive the materials unless their intermediary assumes the costs of delivery.
All references to shareholders in this Information Circular are to registered shareholders, unless specifically stated otherwise.
VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES
The Company has an authorized share capital of 400,000,000 Common Shares with a par value of US$0.001 and 100,000,000 Preferred Shares with a par value of US$0.001. As of the Record Date, determined by the Company’s board of directors (the “Board”) to be the close of business on October 3, 2018, a total of 71,128,456 Common Shares and 9,891,800 Preferred Shares were issued and outstanding. Each respective Common Share and Preferred Share carries the right to one vote per share at the Meeting.
Only registered shareholders as of the record date are entitled to receive notice of, and to attend and vote at, the Meeting or any adjournment or postponement of the Meeting.
To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, or controls or directs, directly or indirectly, Common Shares or Preferred Shares carrying 10% or more of the voting rights attached to those Voting Shares of the Company, other than as set forth below:
Name of Shareholder	Number of Common Shares Beneficially Owned	Percentage of Outstanding Common Shares(1)	Number of Preferred Shares Beneficially Owned	Percentage of Outstanding Preferred Shares(2)
Ross Tocher	30,025,135(3)	42.24%	9,868,928(4)	99.77%
(1)	Based on 71,128,456 Common Shares issued and outstanding as of October 3, 2018.
(2)	Based on 9,891,800 Preferred Shares issued and outstanding as of October 3, 2018.
(3)
Includes 6,171,021 Common Shares held by R.J. Tocher Holdings Ltd., a private company wholly owned by Mr. Tocher, 15,594,628 Common Shares held by Concept Financial Inc., a private company wholly owned by Mr. Tocher, and 8,259,486 Common Shares held by In Touch Digital Media, a private company wholly owned by Mr. Tocher.

(4)	Includes an additional 8,915,928 Preferred Shares held by Ross Tocher and 953,000 Preferred Shares held by R.J. Tocher Holdings Ltd.
The Preferred Shares have voting rights (one vote per share) equal to those of the Company’s Shares.

PARTICULARS OF MATTERS TO BE ACTED UPON
Number of Directors
The Company currently has six directors, six of whom are standing for election at the Meeting. The number of directors may be fixed or changed from time to time by ordinary resolution. At the Meeting, shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company at six (6). An ordinary resolution needs to be passed by a simple majority of the votes cast by the shareholders present in person or represented by proxy and entitled to vote at the Meeting.
Management and the Board recommend that the shareholder vote in favour of setting the number of directors of the Company at six (6).
Election of Directors
A director of the Company holds office until such time as he or she is removed from office by an ordinary resolution, or until the next occurring annual general meeting of the Company. Each of the directors of the Company may submit himself or herself for re-election at such next occurring annual general meeting of the Company, and at such meeting the shareholders of the Company must by a majority of the votes cast to re-elect or replace any such director standing for re-election.
Management of the Company proposes to nominate the persons named in the table below all of whom are presently members of the Board, for election by the shareholders as directors of the Company. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Province or State and Country of Residence and Position(s) with the Company	Principal Occupation Business or Employment for Last Five Years	Periods during which Nominee has Served as a Director	Number of Voting Securities of the Company Beneficially Owned or Controlled or Directed, Directly or Indirectly(1)
Ross Tocher BC, Canada President, Chief Executive Officer, Secretary, Treasurer and Director
Mr. Tocher has held the positions of President and Chief Executive Officer since he was appointed on September 10, 2008. Mr. Tocher has over 30 years of experience managing investment strategies for a variety of family holding companies with interests in different industries. He was one of the founders of British Columbia based Pan-Canadian Mortgage Group Inc., specializing in commercial mortgage investment, and a co-founder of British Columbia based Gateway Casinos Ltd. Mr. Tocher was a trustee of the Gateway Casino Income Fund, Gateway Trust and director of Gateway G.P. Prior to January 2001, he was the President of Marsonn Packaging Ltd., a company specializing in the repackaging of foods. He co-founded Brew King Ltd., a British Columbia company, and manufacturer of commercial and consumer wine-making concentrates that achieved worldwide sales as the largest non-commercial wine producer in North America before being sold, in 1997, to Andres Wines Ltd. Previously, Mr. Tocher was also a senior executive with the Tocher family business. Since 1998, he has gained experience as a director of several private equity companies, including British Columbia based Trian Equities Ltd., and he has been the President of Knight Ventures, Ltd., an investment company, and was a founder of InTouch Digital Media Inc. in 2008 to commence business in China.
		September 10, 2008 to present	30,025,135 Common Shares(3) 9,868,928 Preferred Shares(4)

Barbara Welsh(2) BC, Canada Director
Ms. Welsh is the President and founder of Welsh Sales Solutions Ltd., which she founded in 2002. Ms. Welsh has a marketing background and was successful radio sales person in Canada for over 25 years. From 1971-78 she rose to the top as Senior Account Manager at The Pattison Group, and from 1978-87 as Senior Account Manager at The Rogers Group. Ms. Welsh achieved top sales person at Western International Communications Ltd. (now Corus Entertainment Inc.) during 1987-2002 where she sold advertising for CKNW, CFMI (Rock101), CFOX, and CKLG along with selling the play by play for the Vancouver Canucks, BC Lions, and the Vancouver Grizzlies. After selling traditional media for her entire career Ms. Welsh decided to venture into new media and founded Welsh Sales Solutions Ltd., which focuses on new media and the out-of-home video industry. Welsh Sales Solutions Ltd. has become a leader in its emerging industry and the company’s main focus is to provide revenue for video screens and has had exclusive contracts for many of the most successful out-of-home video networks in Canada and the US.
	January 28, 2011 to present	Nil
Brian Petersen(2) AB, Canada Director
An investment banker for over 23 years, he has been involved in over $22 billion of mergers and acquisitions transactions, $22 billion of equity and debt financings, including over $5 billion of initial public offerings. He is also experienced in cross-border mergers and acquisitions and financial products. He has developed an extensive network of financial, industry and other contacts across a broad spectrum of companies and organizations including the private equity sector. His career includes over 16 years with RBC Capital Markets in Toronto, Calgary and Houston and several years working for independent investment banking boutiques in Calgary. He currently provides merchant banking and strategic financial consulting services through Thunderstone Capital Inc. Mr. Petersen also has experience serving as a board member of several private and public companies in Canada.
	January 28, 2011 to present	5,371,420 Common Shares(5) 22,872 Preferred Shares(6)

Ted Cowie BC, Canada Director
Mr. Cowie has over 46 years of experience as a sales/marketing/advertising executive, going back to CFAX Victoria, CFUN Vancouver, and CFOX Vancouver from 1969-1980. He served as the Vice President Sales and Marketing for Westward Communications from 1980-2000. He is founder of Genuine Advertising, a marketing company, and has been its President since 2000.
	June 25, 2013 to present	Nil
Steve Koles, ICD.D(2) AB, Canada Director
Steven Koles is the President and CEO of HiFi Engineering, which provides high fidelity remote monitoring systems for the energy industry, since May 2014. Mr. Koles was previously President and CEO of Hemisphere GPS, a designer of innovative, high accuracy GPS based products for positioning, guidance, and machine control applications, from September 2006 to September 2012, as well as Vice President and General Manager at AOL (Time Warner) Canada from March 2003 to June 2006.
	April 30, 2014 to present	300,000 Common Shares
Corrine Tocher BC, Canada Director
Ms. Tocher is a past president of Tocher Holdings Ltd. since 1962. Until 1991, she administered the marketing division of Canadian Northern Shield Insurance Company, establishing support systems during its spin-off from the Insurance Corporation of British Columbia (ICBC). Corrine brings a wealth of project management and investment experience to the Company.
	July 31, 2015 to present	3,488,935 Common Shares(7)
(1)
The information as to the number of voting securities of the Company beneficially owned, or controlled or directed, directly or indirectly, as at October 3, 2018, has been furnished to the Company by the respective nominees individually.

(2)	Member of the audit committee of the Company.
(3)
Mr. Tocher holds 6,171,021 Common Shares indirectly through R.J. Tocher Holdings Ltd., a private company wholly owned by Mr. Tocher, 15,594,628 Common Shares indirectly through Concept Financial Inc., a private company wholly owned by Mr. Tocher, and 8,259,486 Common Shares indirectly through In Touch Digital Media, a private company wholly owned by Mr. Tocher.

(4)	Mr. Tocher holds 953,000 Preferred Shares indirectly through R.J. Tocher Holdings Ltd., a private company wholly owned by Ms. Tocher.
(5)
Mr. Petersen holds 4,996,420 Common Shares indirectly through Thunderstone Capital Inc. (formerly B.K. Petersen Holdings Ltd.), a private company wholly owned by Mr. Petersen, and 375,000 Common Shares indirectly through Brian K. Petersen Family Trust, a family trust with which Mr. Petersen is a beneficiary.

(6)	Mr. Petersen holds 22,872 Preferred Shares indirectly through Thunderstone Capital Inc. (formerly B.K. Petersen Holdings Ltd.), a private company wholly owned by Mr. Petersen.
(7)	Ms. Tocher holds 3,488,935 Shares indirectly through C.E. Tocher Holdings Ltd., a private company wholly owned by Ms. Tocher.
In the absence of instructions to the contrary, the enclosed form of proxy will be voted for the nominees listed in the form of proxy.

Management does not contemplate that any of its nominees will be unable to serve as directors. If any vacancies occur in the slate of nominees listed above before the Meeting, then the Designated Persons intend to exercise discretionary authority to vote the Voting Shares represented by proxy for the election of any other persons as directors.
At the Meeting, shareholders will be asked to pass an ordinary resolution to elect each of Ross Tocher, Barbara Welsh, Brian Petersen, Ted Cowie, Steve Koles, and Corrine Tocher as a director of the Company. An ordinary resolution needs to be passed by a simple majority of the votes cast by the shareholders present in person or represented by proxy and entitled to vote at the Meeting.
Management and the Board recommend that the shareholder vote in favour of electing each of the nominees listed above as a director of the Company.
Cease Trade Orders
No proposed director of the Company is, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company that:
(a)
was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)
was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcies
No proposed director of the Company is, or has been within 10 years before the date of this Information Circular, a director or an executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in the capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.
No proposed director of the Company has, within 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.
Penalties or Sanctions
No proposed director of the Company has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for the proposed director.

STATEMENT OF EXECUTIVE COMPENSATION
General
For the purpose of this Information Circular:
“compensation securities” includes stock options, convertible securities, exchangeable securities and similar instruments including stock appreciation rights, deferred share units and restricted stock units granted or issued by the Company or one of its subsidiaries (if any) for services provided or to be provided, directly or indirectly to the Company or any of its subsidiaries (if any);
“Named Executive Officer” or “NEO” means each of the following individuals:
(a)	each individual who served as chief executive officer (“CEO”) of the Company, or who performed functions similar to a CEO, during any part of the most recently completed financial year,
(b)	each individual who served as chief financial officer (“CFO”) of the Company, or who performed functions similar to a CFO, during any part of the most recently completed financial year,
(c)
in respect of the Company and its subsidiaries (if any), the most highly compensated executive officer of the Company other than individuals identified in paragraphs (a) and (b) at the end of the most recently completed financial year whose total compensation was more than $150,000, as determined in accordance with subsection 1.3(5) of Form 51-102F6V, for that financial year, and

(d)
each individual who would be an NEO under paragraph (c) but for the fact that the individual was not an executive officer of the Company and was not acting in a similar capacity, at the end of that financial year.

Director and Named Executive Officer Compensation
The following table sets out details of all payments, grants, awards, gifts and benefits paid or awarded to each director and NEO in the three most recently completed financial years:

Name and Principal Position	Year Ended	Salary ($)	Share-based Awards ($)	Option-based Awards ($)	Non-Equity Incentive Plan Compensation		Pension Value ($)	All Other Compen-sation ($)	Total Compensation ($)
					Annual Incentive Plans	Long-Term Incentive Plans
Ross Tocher(2) President, Chief Executive Officer, Treasurer and Director	2017 2016 2015	Nil Nil Nil	Nil Nil Nil	37,969 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	37,969 Nil Nil
Barbara Welsh(3) Director	2017 2016 2015	Nil Nil Nil	Nil Nil Nil	25,313 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	25,313 Nil Nil
Brian Petersen(3) Director	2017 2016 2015	Nil Nil Nil	Nil Nil Nil	32,907 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 28,084	32,907 Nil 28,084
Kevin Kortje(4) Chief Financial Officer	2017 2016 2015	Nil Nil Nil	Nil Nil Nil	12,656 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	30,000 22,644 37,055	42,656(5) 22,644(5) 37,055(6)
Ted Cowie(7) Director	2017 2016 2015	Nil Nil Nil	Nil Nil Nil	10,125 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	10,125 Nil Nil
Steven Koles(8) Director	2017 2016 2015	Nil Nil Nil	Nil Nil Nil	10,125 1,872 9,406	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	10,125 1,872 9,406
Corrine Tocher(9) Director	2017 2016 2015	Nil Nil Nil	Nil Nil Nil	27,358 16,907 24,776	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	27,358l 16,907 24,776
Peter Nieforth(10) Former Chief Operating Officer	2017 2016 2015	- - Nil	- - Nil	- - 104,034	- - Nil	- - Nil	- - Nil	- - 30,956	- - 134,990
Gregory Dureault(11) Former Senior Vice President and General Counsel	2017 2016 2015	- - Nil	- - Nil	- - Nil	- - Nil	- - Nil	- - Nil	- - 65,333	- - 65,333
William LeClair(12) Former Director	2017 2016 2015	- Nil Nil	- Nil Nil	- 1,872 9,406	- Nil Nil	- Nil Nil	- Nil Nil	- Nil Nil	- 1,872 9,406
(1)
“Perquisites” include perquisites provided to an NEO or director that are not generally available to all employees and that, in aggregate, are: (a) $15,000, if the NEO or director’s total salary for the financial year is $150,000 or less, (b) 10% of the NEO or director’s salary for the financial year if the NEO or director’s total salary for the financial year is greater than $150,000 but less than $500,000, or (c) $50,000 if the NEO or director’s total salary for the financial year is $500,000 or greater.

(2)	Mr. Tocher was appointed as president and chief executive officer effective September 10, 2008 and as a director effective January 28, 2011.
(3)	Ms. Welsh and Mr. Petersen were appointed as directors effective January 28, 2011.
(4)	Mr. Kortje was appointed as our chief financial officer effective January 28, 2011.
(5)	Mr. Kortje received consulting fees of $2,500 per month. The consulting fees are paid to Mr. Kortje’s personal corporation, KII Management Inc.
(6)
Mr. Kortje received consulting fees of $5,000 per month until September 15, 2015 and $2,500 per month thereafter, payable monthly. The consulting fees are paid to Mr. Kortje’s personal corporation, KII Management Inc.

(7)	Mr. Cowie was appointed as a director on June 25, 2013.
(8)	Mr. Koles was appointed as director on April 30, 2014.
(9)	Ms. Tocher was appointed as director on August 4, 2015.
(10)	Mr. Nieforth was appointed as Chief Operating Officer on September 4th, 2015. He ceased acting as Chief Operating Officer on March 31, 2016.

(11)
Mr. Dureault was appointed as Senior Vice President and Senior Counsel on January 28, 2011. He ceased acting as Senior Vice President and Senior Counsel on May 31, 2017 but remains as a consultant to the Company.

(12)	Mr. LeClair was appointed as director on April 30, 2014. He ceased acting as a director on September 15, 2017.
Stock Options and Other Compensation Securities
	Option-based Awards(1)				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Ross Tocher	750,000	0.10	June 7, 2022	Nil	250,000	N/A
Kevin Kortje	250,000	0.10	June 7, 2022	Nil	83,334	N/A
Barbara Welsh	500,000	0.10	June 7, 2022	Nil	166,667	N/A
Brian Petersen	650,000	0.10	June 7, 2022	Nil	216,667	N/A
Ted Cowie	200,000	0.10	June 7, 2022	Nil	66,667	N/A
Steven Koles	200,000	0.10	June 7, 2022	Nil	216,667	N/A
	300,000	0.20	April 30, 2019	Nil	N/A	N/A
Corrine Tocher	450,000	0.10	June 7, 2022	Nil	150,000	N/A
	300,000	0.20	July 31, 2020	Nil	N/A	N/A
Peter Nieforth(2)	1,000,000	0.20	August 6, 2020	Nil	N/A	N/A
Gregory Dureault	250,000	0.10	June 7, 2022	Nil	83,334	N/A
William LeClair(3)	200,000	0.10	June 7, 2022	Nil	66,667	N/A
	300,000	0.20	April 30, 2019	Nil	N/A	N/A
(1)
The value of an unexercised “in-the-money option” is the difference between the option’s exercise price and the market value of the Common Shares on the Canadian Securities Exchange (the “CSE”) on December 31, 2017, being $0.069 per Common Share.

(2)
As per a termination of consultancy agreement dated April 26, 2016, Peter Nieforth continues to hold stock options to acquire 1,000,000 Common Shares at an exercise price of $0.20 per Common Share until July 31, 2020.

(3)
The Estate of the late Mr. LeClair holds stock options to acquire 300,000 Common Shares at an exercise price of $0.20 per Common Share until April 30, 2019 and 200,000 at an exercise price of $0.10 per Common Share until April 30, 2019.

Incentive Plan Awards Value Vested or Earned During the Year
Name	Option-based awards — Value vested during the year(1) ($)	Share-based awards — Value vested during the year ($)	Non-equity incentive plan compensation — Value earned during the year ($)
Ross Tocher	Nil	N/A	N/A
Kevin Kortje	Nil	N/A	N/A
Barbara Welsh	Nil	N/A	N/A
Brian Petersen	Nil	N/A	N/A
Ted Cowie	Nil	N/A	N/A
Steven Koles	Nil	N/A	N/A
Corrine Tocher	Nil	N/A	N/A
Gregory Dureault	Nil	N/A	N/A
William LeClair(2)	Nil	N/A	N/A
(1)	Calculated based on the difference between the options’ exercise price and the price of the Shares on the CSE on the vesting date(s).
(2)	The Estate of the late Mr. LeClair holds stock options to acquire 200,000 at an exercise price of $0.10 per Common Share until April 30, 2019. Of these 200,000, 66,666 vested on June 7, 2017.
Employment, Consulting and Management Agreements
The Company is not party to any formal, written employment, consulting or management agreements with any NEO or director. However, the Company pays Kevin Kortje $2,500 per month for Mr. Kortje’s services as the CFO of the Company pursuant to an unwritten arrangement.
Pension Plan Benefits
The Company does not have any pension plans that provide for payments or benefits to the NEOs at, following, or in connection with retirement, including any defined benefits plan or any defined contribution plan.  The Company does not have a deferred compensation plan with respect to any NEO.
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
The following table sets forth details of the Company’s compensation plans under which equity securities of the Company are authorized for issuance at the end of the Company’s most recently completed financial year ended December 31, 2017:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders(1)	6,530,000	$0.13	90,230
Total	6,530,000	$0.13	90,230
(1)	The aggregate number of Common Shares issuable upon the exercise of all options granted under the Plan shall not exceed 6,620,230 Common Shares.
2011 Stock Option Plan
The Company currently has in place the 2011 Stock Option Plan (the “2011 Stock Option Plan”) the purpose of which is to (i) attract and retain the best available personnel for positions of responsibility within the Company, (ii) provide additional incentives to employees of the Company, (iii) provide directors, consultants and advisors of the Company with an opportunity to acquire a proprietary interest in the Company to encourage their continued provision of services to the Company, and to provide such persons with incentives and rewards for superior performance more directly linked to the profitability of the Company’s business and increases in shareholder value, and (iv) generally to promote the success of the Company’s business and the interests of the Company and all of its stockholders, through the grant of stock options to purchase shares of the Company’s Common Shares and other incentives.
Pursuant to the 2011 Stock Option Plan, the exercise price of stock options is set by the Board and cannot be less than one hundred percent (100%) of the fair market value (“FMV”) of the Common Shares on the date of grant, and in the case of non-qualified stock options no less than seventy-five percent (75%) of the FMV per share on the date of grant. The FMV of stock options granted is estimated at the date of the grant using the Black-Scholes option-pricing model. Stock options may be granted for a maximum of 10 years from the date of grant.
All stock options granted under the 2011 Stock Option Plan are non-transferable and non-assignable.
Stock options will expire immediately upon the optionee leaving his or her employment/office except that:
(a)
in the case of voluntary termination or retirement with the consent of the Board of an optionee, then the optionee may after the date such optionee ceases to be an employee of the Company, exercise his or her stock options at any time within three (3) months after the date he or she ceases to be an employee of the Company, but only to the extent that he was entitled to exercise it on the date of such termination;

(b)
in the case of permanent and total disability of an optionee, the optionee may exercise his or her stock options at any time within six (6) months from the date of termination, but only to the extent he was entitled to exercise it at the date of such termination; and

(c)
in the case of death of an optionee, any vested stock options held by the deceased at the date of death may be exercised at any time within six (6) months following the date of death by the optionee’s estate or by a person who acquired the right to exercise the options by bequest or inheritance, but only to the extent that an optionee was entitled to exercise the options on the date of death, or if the optionee’s estate, or person who acquired the right to exercise the stock options by bequest or inheritance, does not exercise such stock option, within the time specified herein, the stock options shall terminate.

The grant of stock options under the 2011 Stock Option Plan is not influenced by the number of stock options outstanding or by the value of an officer’s or director’s outstanding stock options, however, the aggregate number of Common Shares which may be subject to issuance shall not exceed 6,620,230 Common Shares of the Company.
Approval and Adoption of the 2018 Stock Option Plan
The disinterested shareholders will be asked to consider and, if thought appropriate, pass an ordinary resolution (the “Stock Option Resolution”) approving the adoption of a new stock option plan to replace the existing 2011 Stock Option Plan. The new stock option plan (the “2018 Stock Option Plan”) for eligible insiders, employees and other service providers to the Company, will reserve up to 10% of the issued shares from time to time, as a “rolling stock option plan”. Currently, there are 71,128,456 Common Shares of the Company issued and outstanding, so the 2018 Stock Option Plan will permit up to 7,112,846 Common Shares as available for incentive stock option grants under the 2018 Stock Option Plan (less any stock options outstanding under the 2011 Stock Option Plan). The 2018 Stock Option Plan is attached to this Information Circular as Schedules “B”.
Summary of the 2018 Stock Option Plan
The following summary of the 2018 Stock Option Plan does not purport to be complete and is qualified in its entirety by reference to the 2018 Stock Option Plan.
The purpose of the 2018 Stock Option Plan is to attract and retain directors, officers, employees and consultants of the Company or its subsidiaries (if any) and to motivate them to advance the interests of the Company by affording them with the opportunity to acquire an equity interest in the Company through the grant of stock options.

The 2018 Stock Option Plan is a “rolling” stock option plan, whereby the aggregate number of Common Shares reserved for issuance, together with any other Common Shares reserved for issuance under any other plan or agreement of the Company, shall not exceed ten percent of the total number of issued Shares (calculated on a non-diluted basis) at the time an option is granted.

Under the Plan, the Board may from time to time grant to directors, officers, employees and consultants of the Company, as the Board shall designate, options to purchase from the Company such number of its Common Shares as the Board shall designate.

The following information is intended as a brief description of the Plan:

•	The Board shall establish the exercise price at the time each option is granted, subject to the following conditions:
(a)	if the Common Shares are listed on an stock exchange, then the exercise price for the stock options granted will not be less than the minimum prevailing price permitted by the stock exchange;
(b)
if the Common Shares are not listed, posted and trading on any stock exchange or quoted on any quotation system, then the exercise price for the stock options granted will be determined by the Board at the time of granting; and

(c)	in all other cases, the exercise price shall be determined in accordance with the applicable securities laws and the policies of any stock exchange.
•
Upon expiry of an stock option, or in the event an stock option is otherwise terminated for any reason without having been exercised in full, the number of Common Shares in respect of the expired or terminated option shall again be available for a grant under the 2018 Stock Option Plan.

•
No option granted under the 2018 Stock Option Plan may have an expiry date exceeding ten years from the date on which the stock option is granted or such other maximum exercise period as determined by applicable securities laws and the policies of any stock exchange.

•
No stock option shall be exercisable until it has vested.  The Board shall establish a vesting period or periods at the time each stock option is granted to an Eligible Person, subject to the compliance with applicable securities laws and the policies of any stock exchange.  If no vesting schedule is specified at the time of grant and the optionee is not performing investor relations activities, the stock option shall vest immediately.

•	All stock options will be exercisable only by the optionee to whom they are granted and will not be assignable or transferable.
•	Unless the Board determines otherwise, the Options will terminate in the following circumstances:
(a)
if the engagement of the optionee as a director, officer, employee or consultant is terminated for cause (as determined by common law), any stock option granted to such optionee will terminate and cease to be exercisable immediately upon the optionee ceasing to be a director, officer, employee or consultant by reason of termination for cause;

(b)
if the engagement of the optionee as a director, officer, employee or consultant of the Company is terminated for any reason other than cause (as determined by common law), disability or death, or if such director, officer, employee or consultant resigns, as the case may be, the optionee may exercise any stock option granted to the extent that such stock option was exercisable and had vested on the date of termination until the date that is the earlier of (i) the expiry date, and (ii) the date that is 30 days after the effective date of the optionee ceasing to be a director, officer, employee or consultant for such reason or because of such resignation;

(c)
if the optionee dies, the optionee’s lawful personal representatives, heirs or executors may exercise any stock option granted hereunder to the optionee to the extent such stock option was exercisable and had vested on the date of death until the earlier of (i) the expiry date, and (ii) one year after the date of death of such optionee;

(d)
if the optionee ceases to be an director, officer, employee or consultant due to disability, or, in the case of an optionee that is a company, the disability of the person who provides management or consulting services to the Company or to an affiliate, the optionee may exercise any stock option granted hereunder to the extent that such stock option was exercisable and had vested on the date of disability until the earlier of (i) the expiry date, and (ii) the date that is one year after the date of disability; and

(e)
if the optionee ceases to be one type of director, officer, employee or consultant but concurrently is or becomes one or more other type of director, officer, employee or consultant, the stock option will not terminate but will continue in full force and effect and the optionee may exercise the stock option until such stock option expires as a result of any of the above.

•
The 2018 Stock Option Plan will be administered by the Board who will have the full authority and sole discretion to grant stock options under the 2018 Stock Option Plan to any eligible party, including themselves.

•	The Board may from time to time, subject to regulatory or shareholder approval, amend or revise the terms of the Plan.

•	The Plan does not provide for any financial assistance or support agreement to be provided to the optionees by the Company to facilitate the purchase of securities as compensation.
•	The Plan provides that other terms and conditions may be attached to a particular stock option at the discretion of the Board.
National Instrument 45-106 Prospectus Exemptions (“NI 45-106”) provides exemptions from the requirement to prepare and file a prospectus in connection with a distribution of securities. As the Company is listed on the CSE, the Company is classified as an “unlisted reporting issuer” for purposes of the exemption provided in Section 2.24 of NI 45-106 for distributions of securities to employees, executive officers, directors and consultants of the Company (the “Exemption”). NI 45-106 restricts the use of the Exemption by “unlisted reporting issuers” such as the Company unless the Company obtains disinterested shareholder approval, which means approval given by a majority of the votes cast at a meeting of security holders of the Company other than votes attaching to securities beneficially owned by related persons to whom securities may be issued as compensation or under the 2018 Stock Option Plan.
Accordingly, the disinterested shareholders will be asked to consider and, if thought appropriate, pass an ordinary resolution approving the adoption of the 2018 Stock Option Plan.  Each Common Share is entitled to one vote on the resolution approving the adoption of the 2018 Stock Option Plan.
“BE IT RESOLVED, AS AN ORDINARY RESOLUTION OF THE DISINTERESTED SHAREHOLDERS THAT:
1.	The Company’s 2018 stock option plan (the “2018 Stock Option Plan”), as described in the information circular dated October 5, 2018, be and is hereby authorized and approved;
2.
The Board be and is hereby authorized to grant options under and subject to the terms and conditions of the 2018 Stock Option Plan, which may be exercised to purchase up to 10% of the issued and outstanding Common Shares of the Company; and

3.
Any one director or officer of the Company be and is hereby authorized for and on behalf of the Company to execute and deliver all such documents and instruments and take all such other actions as such director or officer may determine necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents and instruments or the taking of such actions.”

It is the intention of the persons named in the enclosed form of proxy, if not expressly directed otherwise in such form of proxy, to vote such proxies FOR the Stock Option Resolution.
Management and the Board recommend that the shareholder vote in favour of the Stock Option Resolution.
Copies of both the 2011 Stock Option Plan is available for review by contacting the Company at Eastlake Campus, 104 - 8331 Eastlake Drive, Burnaby, British Columbia V5A 4W2 during normal business hours up to and including the date of the Meeting. The 2018 Stock Option Plan is attached to this Information Circular as Schedules “B”.
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
No current or former director, executive officer, employee, or proposed nominee for election as a director, or associate of such person is, or at any time during the most recently completed financial year has been, indebted to the Company.

No indebtedness of a current or former director, executive officer, employee, or proposed nominee for election as a director, or associate of such person to another entity is, or at any time during the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
As at the date of this Information Circular, no individual who is or was a director, executive officer or employee of the Company or any of its subsidiaries, any proposed nominee for election as a director of the Company or any associate of such director or officer, is or was, at the end of the most recently completed financial year, indebted to the Company or any of its subsidiaries since the beginning of the most recently completed financial year of the Company, or is or has been indebted to another entity that is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries during that period.
MANAGEMENT CONTRACTS
There are no management functions of the Company, which are, to any substantial degree, performed by a person other than the directors or executive officers of the Company.
CORPORATE GOVERNANCE
Pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices, the Company is required to disclose its corporate governance practices as follows:
Board of Directors
The Board of the Company facilitates its exercise of independent supervision over the Company’s management through meetings of the Board or communications between the members of the Board.
Ross Tocher is the president, chief executive officer, treasurer, secretary and director of the Company and is therefore not independent. Barbara Welsh, Brian Petersen, Ted Cowie, Steven Koles and Corrine Tocher are “independent” in that they are independent and free from any interest and any business or other relationship which could or could reasonably be perceived to, materially interfere with the director’s ability to act with the best interests of the Company, other than the interests and relationships arising from shareholders.
Directorships
The following directors are presently directors of other reporting issuers as set out below:
Name of Director of the Company	Names of Other Reporting Issuers
Brian Petersen	NorthWest Healthcare Properties Real Estate Investment Trust(1)
(1)	Toronto Stock Exchange
Orientation and Continuing Education
The Board briefs all new directors with respect to the policies of the Board and other relevant corporate and business information. The Board does not provide any continuing education.

Ethical Business Conduct
Effective March 15, 2004, the Company’s Board adopted a Code of Business Conduct and Ethics (the “Code”) that applies to, among other persons, the Company’s president, chief executive officer, chief financial officer, treasurer and secretary (collectively, the “Company Executives”), as well as persons performing similar functions. As adopted, the Code sets forth written standards that are designed to deter wrongdoing and to promote:
1.	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
2.
full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, the Securities and Exchange Commission and in other public communications made by us;

3.	compliance with applicable governmental laws, rules and regulations;
4.	the prompt internal reporting of violations of the Code to an appropriate person or persons identified in the Code; and
5.	accountability for adherence to the Code.
Additionally, the Code requires, among other things, that all Company personnel be accorded full access to the Company Executives with respect to any matter which may arise relating to the Code. Further, all Company personnel are to be accorded full access to the Board if any such matter involves an alleged breach of the Code by a Company Executive or persons performing similar functions.
In addition, the Code emphasizes that all employees, and particularly managers and/or supervisors, have a responsibility for maintaining financial integrity within our company, consistent with generally accepted accounting principles, and federal, provincial and state securities laws. Any employee who becomes aware of any incident involving financial or accounting manipulation or other irregularities, whether by witnessing the incident or being told of it, must report it to his or her immediate supervisor or to the current acting Company Executives. If the incident involves an alleged breach of the Code by a Company Executive, the incident must be reported to any member of the Board. Any failure to report such inappropriate or irregular conduct of others is to be treated as a severe disciplinary matter. It is against Company policy to retaliate against any individual who reports in good faith the violation or potential violation the Company’s Code.
The Code was filed with the Securities and Exchange Commission on March 30, 2004 as Exhibit 14.1 to the Company’s annual report on Form 10-KSB. A copy of the Code is available for review by contacting the Company at Eastlake Campus, 104 - 8331 Eastlake Drive, Burnaby, British Columbia V5A 4W2 during normal business hours up to and including the date of the Meeting.
Nomination of Directors
The Board is responsible for identifying individuals qualified to become new board members and recommending to the Board new director nominees for the next annual meeting of shareholders.
New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the required time, show support for the Company’s mission and strategic objectives, and a willingness to serve.

Compensation
The Board has not appointed a compensation committee. The responsibility for developing and recommending compensation policies for the directors and officers of the Company remains with the Board. In determining compensation, the Board considers, among other factors, time commitment and risks and responsibilities.  In order to ensure an objective process for establishing directors and officers compensation, the Board makes an annual review and relies upon the final judgment of the independent directors.
No compensation consultant or advisor has been retained by the Board to assist in determining the compensation of any director or officer of the Company.
See “Statement of Executive Compensation - Director and Named Executive Officer Compensation” for more information about the compensation received by the NEOs and the directors of the Company during the financial year ended December 31, 2017.
Other Board Committees
The Board has no committees other than the audit committee.
Assessments
The Board regularly monitors the adequacy of information given to directors, communications between the Board and management and the strategic direction and processes of the Board and its committees.
Director Term Limits and Other Mechanisms of Board Renewal
The Board has not adopted term limits for the directors on the Board or other mechanisms of board renewal, other than the assessment process described above.  The Board believes that the imposition of director term limits on the Board may discount the value of experience and continuity amongst board members and runs the risk of excluding experienced and potentially valuable board members.
Policies Regarding Representation of Women on the Board
While the Board has not adopted a written policy relating to the identification and nomination of female directors, the Company is committed to a merit-based system for board composition, which requires a diverse and inclusive culture.
Consideration of the Representation of Women in the Director Identification and Selection Process and Executive Officer Appointments
The Board evaluates potential nominees to the Board by reviewing the qualifications of prospective members and determines their relevance taking into consideration current Board composition and the anticipated skills required to round out the capabilities of the Board, including knowledge and diversity of membership.
The Company is committed to the fundamental principles of equal employment opportunities and the Company is of the view that executive officer appointments should be made on the basis of the knowledge and experience of the candidates, with due regard for the benefits of diversity.
The Board is responsible for monitoring the number of women considered or brought forward for both Board and executive officer positions, and ensuring that the skills, knowledge, experience and character of any such female candidates are being fairly considered relative to those of other candidates.
Targets Regarding the Representation of Women on the Board and in Executive Officer Positions
The Company has not adopted a target regarding women on its Board. The Board evaluates potential nominees to the Board by reviewing the qualifications of prospective members and determines their relevance taking into consideration current Board composition and the anticipated skills required to round out the capabilities of the Board, including knowledge and diversity of membership.

The Company has not adopted a target regarding women in executive officer positions as it is an equal employment opportunity employer whereby candidates are selected based on the primary considerations of knowledge and experience.
Number of Women on the Board and in Executive Officer Positions
As of the Record Date, of the six (6) members of the Board, two (2) are women (33.33%).
As of the Record Date, of the two (2) officers of the Company, zero (0) are women (0%).
AUDIT COMMITTEE DISCLOSURE
The Audit Committee
The Company’s audit committee reviews and approves the scope of the audit procedures employed by our independent auditors, reviews the results of the auditor’s examination, and the scope of audits. The audit committee also recommends the selection of independent auditors.
For the purposes of NI 52-110, a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment. An individual is “financially literate” if he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.
Composition of the Audit Committee
As of the date of this Information Circular, the following are the members of the audit committee of the Company:

Barbara Welsh	Independent	Financially literate
Brian Petersen	Independent	Financially literate
Steven Koles	Independent	Financially literate
Relevant Education and Experience
Each member of the Company’s present Audit Committee has adequate education and experience that is relevant to their performance as an Audit Committee member and, in particular, the requisite education and experience that have provided the member with:
(a)	an understanding of the accounting principles used by the Company to prepare its financial statements;
(b)	the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and provisions;
(c)
experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements or experience actively supervising individuals engaged in such activities; and

(d)	an understanding of internal controls and procedures for financial reporting.
Audit Committee Oversight
Since the commencement of the Company’s most recently completed financial year, the Board has not failed to adopt a recommendation of the audit committee of the Company to nominate or compensate an external auditor.
Reliance on Certain Exemptions
Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemptions in Sections 2.4, 6.1.1(4), 6.1.1(5), or 6.1.1(6) or Part 8 of National Instrument 52-110 Audit Committees (“NI 52-110”). Section 2.4 (De Minimis Non-audit Services) provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Sections 6.1.1(4) (Circumstance Affecting the Business or Operations of the Venture Issuer), 6.1.1(5) (Events Outside Control of Member) and 6.1.1(6) (Death, Incapacity or Resignation) provide exemptions from the requirement that a majority of the members of the Company’s audit committee must not be executive officers, employees or control persons of the Company or of an affiliate of the Company. Part 8 (Exemptions) permits a company to apply to a securities regulatory authority or regulator for an exemption from the requirements of National Instrument 52-110 in whole or in part.
Pre-Approval Policies and Procedures
The audit committee of the Company has adopted specific policies and procedures for the engagement of non-audit services as set out in the Audit Committee Charter of the Company attached to this Information as Schedule “A”.
External Auditor Service Fees
In the following table, “audit fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year.  “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit review of the Company’s financial statements.  “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning.  “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.
The aggregate fees billed by the Company’s external auditor in the fiscal years ended December 31, 2017 and December 31, 2016 by category, are as follows:
Financial Year Ended	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2017	$24,642	$Nil	$Nil	$Nil
December 31, 2016	$22,254	$Nil	$Nil	$Nil

APPOINTMENT OF AUDITORS
At the Meeting, shareholders will be asked to pass an ordinary resolution to appoint Morgan & Company LLP as the auditor of the Company and to authorize the directors of the Company to fix the auditor’s remuneration. An ordinary resolution needs to be passed by a simple majority of the votes cast by the shareholders present in person or represented by proxy and entitled to vote at the Meeting.
Management and the Board recommend that the shareholder vote in favour of appointing Morgan & Company LLP as the auditor of the Company and authorizing the directors of the Company to fix the auditor’s remuneration.
OTHER MATTERS
Continuation into British Columbia from the Cayman Islands
The shareholders will be asked to consider and, if thought appropriate, pass a special resolution (the “Continuation Resolution”) approving the continuation (the ”Continuation”) of the Company out of the Cayman Islands under the provisions of the Companies Law (2013 Revision) of the Cayman Islands (the “Companies Law”) and into the Province of British Columbia under the provisions of the Business Corporations Act (British Columbia) (the “BCBCA”).  As part of the Continuation Resolution, the shareholders will also be asked to approve the adoption by the Company of the Notice of Articles and Articles, which comply with the requirements of the BCBCA, in substitution for the existing Memorandum of Association and Articles of Association of the Company. The proposed forms of Notice of Articles and Articles under the BCBCA are attached to this Information Circular as Schedules “C” and “D”, respectively.
Purpose of the Continuation
On July 1, 2018, the Company entered a non-binding letter of intent (the “Letter of Intent”) with Main Street Media Company Ltd. (“Main Street”) pursuant to which the Company proposed to purchase all of the issued and outstanding securities of Main Street (the “Main Street Securities”) from the shareholders of Main Street (the “Transaction”). In connection with the Letter of Intent, the Company entered into a memorandum of understanding for a strategic partnership with Main Street dated August 10, 2018 (the “Strategic Partnership”). Under the Strategic Partnership, the Company and Main Street will immediately begin offering products to customers while proceeding through the formal process of the Transaction.
Completion of the Transaction is subject to certain conditions, including the Continuation and the approval of the Transaction by the CSE. See the Company’s news releases dated July 3, 2018 and August 21, 2018 available on SEDAR at www.sedar.com for more information about the proposed Transaction and Strategic Partnership.
Implementation of Continuation
In order to effect the Continuation, among other things, the following steps must be taken:
(a)	the shareholders must approve the Continuation Resolution at the Meeting;
(b)	the Company must apply to the Registrar of Companies of the Cayman Islands to be deregistered by way of continuation pursuant to Section 206 of the Companies Law;
(c)
provided that all documents are in order, the Registrar of Companies of the Cayman Islands will grant the de-registration and will issue a certificate of de-registration as an exempted company and specify the date of de-registration; and

(d)
the Company must file a continuation application along with the prescribed documents under the BCBCA with the Registrar of Companies under the BCBCA to obtain a certificate of continuation, which shows the date and time on which the Company was continued into British Columbia.

If approval of the shareholders is obtained, the Continuation process will commence following the Meeting at such time as the Company may determine. The Continuation Resolution approving the Continuation also authorizes the directors to abandon the Continuation without further approval of the shareholders.
Effects of the Continuation
Upon the Continuation, the Companies Law will cease to apply to the Company and the Company will thereupon become subject to the BCBCA, as if it had originally incorporated as a British Columbia corporation. The Continuation would result in shareholders holding their respective Common Share or Preferred Shares in the Company, as a British Columbia corporation (“Qwick BC”).
The number of ordinary shares a shareholder owns (or has rights to acquire) and the percentage ownership such shareholder has of the Company would not change as a result of the Continuation. A shareholder would hold that number of common shares in Qwick BC that is equal to the number of ordinary shares each such shareholder holds immediately prior to the effective time of Continuation.
Subsequent to the effective date of the Continuation, registered shareholders will receive a letter of transmittal advising them as to how to exchange their certificates representing pre-Continuation shares for certificates representing post-Continuation shares if they wish to do so. Shareholders will not be required to obtain new share certificates but may do so if they wish.
The Continuation will not affect the Company’s status as a listed company on the CSE or as a reporting issuer under applicable securities legislation.

The BCBCA provides that when a foreign corporation continues into British Columba under the BCBCA:
(a)	the property, rights and interests of the foreign corporation continue to be the property, rights and interests of the British Columbia corporation;
(b)	the British Columbia corporation continues to be liable for the obligations of the foreign corporation;
(c)	an existing cause of action, claim or liability to prosecution is unaffected;
(d)
a legal proceeding being prosecuted or pending by or against the foreign corporation may be prosecuted or its prosecution may be continued, as the case may be, by or against the British Columbia corporation; and

(e)	a conviction against, or a ruling, order or judgement in favour of or against the foreign corporation may be enforced by or against the British Columbia corporation.
As of the effective date of the Continuation, the Company’s current constating documents, its Memorandum of Association and Articles of Association under the Companies Law will be replaced with a Notice of Articles and Articles under the BCBCA. The proposed forms of Notice of Articles and Articles under the BCBCA are attached to this Information Circular as Schedules “C” and “D”, respectively.

Comparison between the BCBCA and the Companies Law
The following is a summary only of certain differences between the BCBCA, the statute that will govern the corporate affairs of the Company upon the Continuation, and the Companies Law, the statute which currently governs the corporate affairs of the Company.
In approving the Continuation, the shareholders will be approving the adoption of the Notice of Articles and Articles for the Company and will be agreeing to hold securities in a company governed by the BCBCA. This Information Circular summarizes some of the differences that could materially affect the rights and obligations of shareholders after giving effect to the Continuation. In exercising their vote, shareholders should consider the distinctions between the BCBCA and the Companies Law, only some of which are outlined below.
Notwithstanding the alteration of shareholders’ rights and obligations under the BCBCA and the proposed Notice of Articles and Articles of the Company, the Company will still be bound by applicable securities legislation.
Nothing that follows should be construed as legal advice to any particular shareholder, all of whom are advised to consult their own legal advisors respecting all of the implications of the Continuation.
Charter Documents
Under the BCBCA, the charter documents will consist of “Notice of Articles”, which sets forth the name of the Company and the amount and type of authorized capital, and “Articles” which govern the management of the Company (collectively, the “Charter Documents”). The Notice of Articles is filed with the Registrar of Companies of British Columbia under the BCBCA and the Articles are filed only with the Company’s registered and records office.
Under the Companies Law, the Company has a “Memorandum of Association”, which, among other things, sets forth the name of the Company and the amount and classes of authorized share capital, and “Articles of Association” (collectively, the “Cayman Articles”) which govern the management of the Company. The Cayman Articles are filed with the Registrar of Companies of the Cayman Islands under the Companies Law.
If shareholders approve the Continuation, the Notice of Articles and Articles under the BCBCA will provide for authorized capital consisting of unlimited number of common shares without par value and unlimited number of preferred shares without par value, whereas the authorized capital of the Company under the Companies Law is currently US$500,000, divided into 400,000,000 Common Shares of par value of US$0.001 per Common Share and 100,000,000 Preferred Shares with a par value of $0.001 per Preferred Share. The attributes of the Common Shares are, in most material respects, similar to the attributes of the common shares under the BCBCA. The preferred shares of Qwick BC may include one or more series and, subject to the BCBCA, the directors of Qwick BC may, by resolution, if none of the shares of that particular series are issued, alter the Articles of Qwick BC and authorize the alteration of the Notice of Articles of Qwick BC, as the case may be, to do one or more of the following:
(a)	determine the maximum number of shares of that series that Qwick BC is authorized to issue, determine that there is no such maximum number, or alter any such determination;
(b)	create an identifying name for the shares of that series, or alter any such identifying name; and
(c)	attach special rights or restrictions to the shares of that series, or alter any such special rights or restrictions.
The Continuation to British Columbia and adoption of the new Charter Documents will not result in any substantive changes to the constitution, powers or management of the Company, except as previously described.

Therefore, the current Cayman Articles of the Company, which are suitable for a company governed by the Companies Law and not for a corporation governed by the BCBCA, will have to be changed to Charter Documents that are suitable for a British Columbia corporation. The repeal of the existing Cayman Articles of the Company and the adoption of the Charter Documents has been approved by the directors to be presented to the shareholders for approval at the Meeting in connection with the Continuation. Upon the Continuation becoming effective, the Cayman Articles will be repealed and replaced with the Charter Documents.
Vote Required for Certain Transactions
Under the BCBCA, certain extraordinary corporate actions, such as certain amalgamations, continuations and sales, leases or otherwise disposes of all or substantially all a company’s undertaking other than in the ordinary course of business, and other extraordinary corporate actions such as liquidations, and (if ordered by a court) arrangements, are required to be approved by special resolution. A special resolution is a resolution (i) passed at a meeting by not less than two-thirds of the votes cast by the shareholders who voted in respect of the resolution, or (ii) approved in writing by all shareholders entitled to vote on the matter.
The Companies Law provides for mergers and consolidations, in certain circumstances, and in such case would require, depending on the circumstances, consent of a special resolution of shareholders.
The Companies Law also provides for a procedure known as a “scheme of arrangement.” By such procedure the court may, on the application of the company, a creditor of the company or a shareholder of the company, order a meeting of the creditors of the company or of any class of creditors affected by the scheme, and/or a meeting of all shareholders of the company or of any class of shareholders affected by the scheme, and if a majority in number of the creditors or shareholders, as the case may be, present at the meeting held to consider the arrangement, representing at least 75% in value of the creditors or class of creditors, or members or class of members, as the case may be, agree to the scheme, the scheme, if sanctioned by the court, shall bind the company, all relevant creditors, and all relevant shareholders.
In addition, Cayman companies may be acquired by other corporations by the direct acquisition of the share capital of the Cayman company or by direct asset acquisition. Companies Law provides that when an offer is made for ordinary shares of a Cayman Islands company and, within four months of the offer, the holders of not less than 90% of those shares accept, the offeror may, for two months after that four-month period, require the remaining ordinary shareholders to transfer their ordinary shares on the same terms as the original offer.
Amendments to Corporate Charter
Any substantive change to the corporate charter of a company under the BCBCA, such as an alteration of the restrictions, if any, of the business carried on by the Company or an increase or reduction of the authorized capital of the company requires a special resolution passed by not less than two-thirds of the votes cast by shareholders voting in person or by proxy at a general meeting of the company, unless another type of majority is specified in its Articles (the Company will adopt Articles which alter the requirements for special resolutions in certain instances, as more particularly described below). Other fundamental changes such as an alteration of the special rights and restrictions attached to issued shares, also require a special resolution passed by not less than two-thirds of the votes cast by the holders of shares of each class entitled to vote at a general meeting of the company. The holders of all classes of shares adversely affected by an alteration of special rights and restrictions must vote by separate class votes.
As mentioned above, the Articles to be adopted by the Company provide in Article 9.1 that the following matters may be approved by resolution of the directors:
(a)	the creation of one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, the elimination that class or series of shares;
(b)
any increase, reduction or elimination of the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establishing a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c)	if the Company is authorized to issue shares of a class of shares with par value:
(i)	a decrease to the par value of those shares;
(ii)	if none of the shares of that class of shares are allotted or issued, an increase to the par value of those shares;
(iii)	subdivision of all or any of its unissued or fully paid issued shares with par value into shares of smaller par value, or
(iv)	consolidation of all or any of its unissued or fully paid issued shares with par value into shares of larger par value;
(d)	the subdivision of all or any of its unissued or fully paid issued shares without par value;
(e)	a change of all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;
(f)	the alteration of the identifying name of any of its shares;
(g)	the consolidation of all or any of its unissued, or fully paid issued shares without par value; or
(h)	the alteration otherwise of its shares or authorization of share structure when required or permitted to do so by the BCBCA.
Further, Article 9.3 of the Articles to be adopted by the Company permits the following matters may be approved by resolution of the directors:
(a)	an alteration to its Notice of Articles in order to change its name or adopt or change any translation of that name.
Under the Companies Law, the Cayman Articles may only be amended by a special resolution, which requires the approval of not less than two-thirds of the votes cast at a meeting (or such greater number as may be specified by the Articles of Association) or approval in writing by all shareholders entitled to vote on the matter. The Board may not effect amendments to the Cayman Articles on its own.
Dissent Rights
The BCBCA provides that shareholders who dissent to certain actions being taken by the Company may exercise a right of dissent and require the Company to purchase the Common Shares or Preferred Shares held by such shareholder at the fair value of such Common Shares or Preferred Shares. The dissent right is applicable where any court order permits the dissent or where the Company proposes:
(a)	by resolution to alter the articles to alter restrictions on the powers of the Company or on the business it is permitted to carry on;
(b)	by resolution to adopt an amalgamation agreement;
(c)	by resolution to approve an amalgamation into a foreign jurisdiction;

(d)	by resolution to approve an arrangement, the terms of which arrangement permit dissent;
(e)	by resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the Company’s undertaking;
(f)	by resolution to authorize the continuation of the Company into a jurisdiction other than British Columbia; or
(g)	to seek the approval of its shareholder for any other resolution, if dissent is authorized by the resolution.
Save in the case of a proposed merger or consolidation (pursuant to which a dissenting shareholder is entitled to payment of the fair value of his shares), there is no specific right of dissent for shareholders under the Companies Law.
Oppression Remedies
Under the BCBCA, a shareholder, or any other person whom the court considers to be an appropriate person to make an application, has the right to apply to court on the grounds that:
(a)
the affairs of the Company are being or have been conducted, or that the powers of the directors are being or have been exercised, in a manner oppressive to one or more of the shareholders, including the applicant, or

(b)
some act of the Company has been done or is threatened, or that some resolution of the shareholders or of the shareholders holding shares of a class or series of shares has been passed or is proposed, that is unfairly prejudicial to one or more of the shareholders, including the applicant.

On such an application, the court may make such order as it sees fit including an order to prohibit any act proposed by the Company.
The Companies Law does not provide for a similar remedy. There may be a right under the Companies Law for a shareholder to apply to court to have, among other things, a Cayman Islands company wound up on the grounds that it would be just and equitable to do so. Also, please see the section entitled “Derivative Action”, where certain other minority rights are discussed.
Derivative Action
Under the BCBCA, a shareholder or director of the Company may, with leave of the court, prosecute a legal proceeding in the name and on behalf of the Company to enforce a right, duty or obligation owed to the Company that could be enforced by the Company itself or to obtain damages for any breach of such a right, duty or obligation.
The Cayman Islands courts have recognized derivative suits by shareholders in some limited circumstances. The Cayman Islands courts ordinarily would be expected to follow English precedent, which would permit a minority shareholder to commence an action against or a derivative action in the name of the company only:
(a)	where the act complained of is alleged to be beyond the corporate power of the company or illegal;

(b)	where the act complained of is alleged to constitute a fraud against the minority perpetrated by those in control of the company;
(c)	where the act requires approval by a greater percentage of the company’s shareholders than actually approved it; or
(d)
where there is an absolute necessity to waive the general rule that a shareholder may not bring such an action in order that there not be a denial of justice or a violation of the company’s memorandum of association.

Duties of Directors and Officers
Under the BCBCA, in exercising their powers and discharging their duties, directors and officers must act honestly and in good faith, with a view to the best interests of the corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. No provision in the corporation’s notice of articles, articles, resolutions or contracts can relieve a director or officer of these duties.
Fiduciary obligations of directors under Companies Law are substantially the same as under the BCBCA. The Companies Law does not directly address the issue of the limitation of a director’s liability, however, Cayman public policy will not allow the limitation of a director’s liability for his or her own fraud, willful neglect or willful default. In addition, the Cayman Island courts would be expected to follow English precedent in respect of fiduciary duties of the directors and officers of a company.
Indemnification of Officers and Directors
The BCBCA allows a corporation to indemnify a director or former director or officer or former officer of a corporation or its affiliates against all liability and expenses reasonably incurred by him in a proceeding to which he is made party by reason of being or having been a director or officer if he acted honestly and in good faith with a view to the best interests of the corporation and, in cases where an action is or was substantially successful on the merits of his defence of the action or proceeding against him in his capacity as a director or officer.
Under Companies Law a company’s articles of association may provide for the indemnification of its directors, officers, employees and agents except to the extent that such provision may be held by the Cayman Islands courts to be contrary to public policy. For instance, a provision purporting to provide indemnification against the consequences of committing a crime may be deemed contrary to public policy. In addition, an officer or director may not be indemnified for his or her own fraud, willful neglect or willful default. The Cayman Articles provide for the indemnification of directors and officers and advancement of expenses to defend claims against directors to the fullest extent allowed by law.
Certain Canadian Federal Income Tax Considerations
Comments on tax consequences to shareholders are restricted to shareholders (each in this summary, a “Holder”) of the Company each of whom is an individual (other than a trust) or corporation who or which, at all material times for the purposes of the Income Tax Act (Canada) (the “Canadian Act”), holds all of its common shares or preferred shares in the capital of Qwick BC, solely as capital property, acts at arm’s length with Qwick BC, and is not a “financial institution” to which the “mark to market” rules apply, a “specified financial institution” nor a shareholder in respect of whom the Company is a “foreign affiliate” under the Canadian Act. Comment is further restricted, in the case of any Holder who is not resident in Canada for Canadian federal income tax purposes (in this summary, a “Non-resident Holder”), to Non-resident Holders whose common shares or preferred shares in the capital of Qwick BC are not used in or in the course of carrying on a business in Canada, and will not constitute “taxable Canadian property” at any particular time after the Continuation. In general, if the common shares of Qwick BC are not listed on a designated stock exchange for the purposes of the Canadian Act, which includes the CSE, a common share of Qwick BC held by a Non-resident Holder will not constitute taxable Canadian property at any particular time after the Continuation unless at any particular time during the five year period that ends at that time more than 50% of the fair market value of the common shares of Qwick BC was derived directly or indirectly from one or any combination of real property situated in Canada, Canadian resource properties, timber resource properties, or options in respect of or interests in the foregoing.

These comments are based on the current provisions of the Canadian Act and regulations, all amendments thereto publicly proposed by the Minister of Finance of Canada to the date hereof, and the published administrative practices of the Canada Revenue Agency (“CRA”). Unless otherwise expressly stated, it is assumed that all such amendments will be enacted substantially as currently proposed, and that there will be no other material change to any relevant law or administrative practice, although no assurances can be given in these respects. Except to the extent otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign tax law, nor any bilateral income tax treaty to which Canada is a party.
This summary is not, and is not to be construed as, Canadian tax advice to any particular Holder. Each Holder is urged to obtain independent advice as to the legal and Canadian tax implications of the merger and continuation applicable to the Holder’s particular circumstances.
The Continuation
The Company
As a result of the Continuation, Qwick BC will be deemed to have been incorporated in British Columbia from that point onward, and not to have been incorporated elsewhere. Qwick BC will be deemed to have had a taxation year end immediately before the time of the Continuation, and will be deemed to have begun a new tax year at the time of the Continuation. Qwick BC will be able to choose a new fiscal year end falling within the 12 months following the date of the Continuation.
As a result of Qwick BC becoming resident in Canada for Canadian tax purposes, Qwick BC will be deemed to have disposed of, and immediately thereafter reacquired, all of its assets at their then fair market value. Gains arising on the deemed disposition of taxable Canadian property of Qwick BC, if any, will be subject to tax in Canada. If Qwick BC owns any shares in a Canadian corporation at the effective time of the Continuation, Qwick BC will be deemed to have received (and the Canadian corporation will be deemed to have paid) immediately prior to the deemed disposition of the shares a dividend equal to the amount, if any, by which the fair market of the Canadian corporation’s shares immediately before the time of disposition exceeds the paid-up capital of the shares. The deemed dividend is reduced by any gain on the shares that was taxed in Canada as a result of the deemed disposition. The amount of the deemed dividend will be subject to withholding tax under the Canadian Act.
Resident Holders and Non-resident Holders
The Continuation will not cause a disposition or deemed disposition of the ordinary shares of the Company held by any Holder, and therefore will not cause the realization of any capital gain or capital loss by the Holder in respect of such shares.
The paid-up capital of common shares of Qwick BC may be subject to adjustment upon the Continuation. Qwick BC will be deemed to have disposed of all of its assets immediately before the Continuation and to have reacquired them on the Continuation at a cost equal to their fair market value. If the resulting tax cost of Qwick BC’s assets, net of Qwick BC’s outstanding liabilities at the time of the Continuation (“Net Tax Cost”) is less than the aggregate paid-up capital of the common shares of Qwick BC, the paid-up capital of the common shares of Qwick BC will be reduced to an amount equal the Net Tax Cost. If Qwick BC’s Net Tax Cost is greater than the aggregate paid-up capital of the common shares of Qwick BC, Qwick BC may elect within 90 days of the continuation to increase the paid-up capital of the common shares of Qwick BC. If Qwick BC makes such an election, Qwick BC will be deemed to have paid prior to the Continuation, and the holders of the common shares of Qwick BC will be deemed to have received pro rata, a dividend in respect of the common shares of Qwick BC. It is not intended that Qwick BC will make this election if available.

Registered Office
It is expected that, following the completion of the Continuation and until the completion of the Transaction, the registered office of Qwick BC will be located at 800 – 885 West Georgia Street, Vancouver, British Columbia V6C 3H1, Canada.
Shareholder Approval
The Continuation requires approval by a special resolution and, as such, the affirmative votes of not less than 2/3 of the Voting Shares cast at the Meeting, in person or by proxy, are required in order for the Continuation Resolution to be considered passed by shareholders of the Company.
Accordingly, shareholders of the Company will be asked at the Meeting or any adjournment or postponement thereof to pass the Continuation Resolution, the text of which will be substantially in the following form:
“BE IT RESOLVED, AS A SPECIAL RESOLUTION THAT:
1.
The continuation (the ”Continuation”) of Qwick Media Inc. (the “Company”) out of the Cayman Islands under the provisions of the Companies Law (2013 Revision) of the Cayman Islands (the “Companies Law”) and into the Province of British Columbia under the provisions of the Business Corporations Act (British Columbia) (the “BCBCA”) be and is hereby authorized and approved;

2.
The Company be and is hereby authorized to apply to the Registrar of Companies of the Cayman Islands under the Companies Law to be deregistered by way of continuation pursuant to Section 206 of the Companies Law and to file with the Registrar of Companies of British Columbia under the BCBCA a continuation application for the Continuation;

3.
Upon the effectiveness of the Continuation, the Company adopt the Notice of Articles set forth in the Continuation Application (which will provide for authorized capital consisting of unlimited number of common shares without par value and unlimited number of preferred shares without par value) and Articles (which will provide for special rights and restrictions of preferred shares), substantially in the forms attached to the Company’s information circular dated October 5, 2018, in substitution for the Company’s existing Memorandum of Association and Articles of Association, and the repeal of the Company’s existing Memorandum of Associations and Articles of Associations and adoption of such notice of Articles and Articles by the Company upon the effectiveness of the Continuation be and are hereby approved;

4.	The directors of the Company, in their sole and complete discretion, be and are hereby authorized to abandon the Continuation without further approval of the shareholders of the Company; and
5.
Any one director or officer of the Company be and is hereby authorized for and on behalf of the Company to execute and deliver all such documents and instruments and take all such other actions as such director or officer may determine necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents and instruments or the taking of such actions.”

It is the intention of the persons named in the enclosed form of proxy, if not expressly directed otherwise in such form of proxy, to vote such proxies FOR the Continuation Resolution.
Management and the Board recommend that the shareholder vote in favour of the Continuation Resolution.
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON
Except as disclosed elsewhere in this Information Circular, no person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year, proposed nominee for election as a director of the Company, or associate or affiliates of any such directors, executive officers or nominees, has any material interest, direct or indirect, by way of beneficial ownership of the Company’s securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of the auditor.
ADDITIONAL INFORMATION
Additional information relating to the Company is available on SEDAR at www.sedar.com. Shareholders may contact the Company at its office by mail at Eastlake Campus, 104 - 8331 Eastlake Drive, Burnaby, British Columbia V5A 4W2 to request copies of the Company’s financial statements and management’s discussion and analysis.  Financial information is provided in the Company’s comparative annual financial statements and management’s discussion and analysis for the Company’s most recently completed financial year.

APPROVAL OF THE BOARD OF DIRECTORS
The contents of this Information Circular have been approved, and the delivery of it to each shareholder of the Company entitled thereto and to the appropriate regulatory agencies has been authorized by the Board.
Dated at Vancouver, British Columbia, as of the 5th day of October, 2018.
On Behalf of the Board of Directors of

QWICK MEDIA INC.

“Ross Tocher”
 Ross Tocher
President, Chief Executive Officer, Treasurer, Secretary and Director

SCHEDULE A
AUDIT COMMITTEE CHARTER
(see attached)

TUSCANY MINERALS, LTD.

 AUDIT COMMITTEE CHARTER
I. Purpose of Audit Committee of Tuscany Minerals, Ltd. (the “Corporation”)
The purpose of the Audit Committee (the “Committee”) is to:
1.	Assist the Board of Directors of the Corporation (the “Board”) in fulfilling its oversight responsibilities relating to:
(a)
the quality and integrity of the Corporation’s financial statements, financial reporting process and systems of internal controls and disclosure controls regarding risk management, finance, accounting, and legal and regulatory compliance;

(b)	the independence and qualifications of the Corporation’s independent accountants and review of the audit efforts of the Corporation’s independent accountants and internal auditing department; and
(c)	the development and implementation of policies and processes regarding corporate governance matters.
2.	Provide an open avenue of communication between the internal auditing department, the independent accountants, the Corporation’s financial and senior management and the Board.
3.	Prepare the report required to be prepared by the Committee pursuant to the rules of the Securities and Exchange Commission (the “SEC”) for inclusion in the Corporation’s annual proxy statement.
The Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Section VII below of this Audit Committee Charter (this “Charter”).
While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits, or to determine that the Corporation’s financial statements are complete and accurate or are in accordance with generally accepted accounting principles, accounting standards, or applicable laws and regulations. This is the responsibility of management of the Corporation, the Corporation’s internal auditing department and the Corporation’s independent accountants. Because the primary function of the Committee is oversight, the Committee shall be entitled to rely on the expertise, skills and knowledge of management, the internal auditing department, and the Corporation’s independent accountants and the integrity and accuracy of information provided to the Committee by such persons in carrying out its oversight responsibilities. Nothing in this Charter is intended to change the responsibilities of management and the independent accountants.
II. Composition
The Committee shall be composed of at least one director and if the Corporation has independent board members, the majority of whom shall, in the judgment of the Board, meet (i) the independence requirements of Rule 10A-3 of the Securities Exchange Act of 1934 (the "1934 Act") and any other rules and regulations promulgated by the SEC thereunder; (ii) the independence requirements of the rules of any stock exchange upon which the Company’s securities are listed (the "Exchange Rules") for audit committee members as in effect from time to time. One or more members of the Committee shall be, in the judgment of the Board, an "audit committee financial expert," as such term is defined in Item 407(d)(5)(ii) of Regulation S-K and the rules and regulations promulgated by the SEC thereunder, and be able to read and understand fundamental financial statements, including the Corporation's balance sheet, income statement, and cash flow statement as required by the Exchange Rules.

III. Authority
The Committee shall have the authority to (i) retain (at the Corporation’s expense) its own legal counsel, accountants and other consultants that the Committee believes, in its sole discretion, are needed to carry out its duties and responsibilities; (ii) conduct investigations that it believes, in its sole discretion, are necessary to carry out its responsibilities; and (iii) take whatever actions that it deems appropriate to foster an internal culture that is committed to maintaining quality financial reporting, sound business risk practices and ethical behaviour within the Corporation. In addition, the Committee shall have the authority to request any officer, director or employee of the Corporation, the Corporation’s outside legal counsel and the independent accountants to meet with the Committee and any of its advisors and to respond to their inquiries. The Committee shall have full access to the books, records and facilities of the Corporation in carrying out its responsibilities. Finally, the Board shall adopt resolutions which provide for appropriate funding, as determined by the Committee, for (i) services provided by the independent accountants in rendering or issuing an audit report, (ii) services provided by any adviser employed by the Committee which it believes, in its sole discretion, are needed to carry out its duties and responsibilities, or (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties and responsibilities.
The Committee, in its capacity as a committee of the Board, is directly responsible for the appointment, compensation, retention and oversight of the work of the independent accountants engaged (including resolution of disagreements between the Corporation’s management and the independent accountants regarding financial reporting) for the purpose of preparing and issuing an audit report or performing other audit, review or attest services for the Corporation.
The independent accountants shall submit to the Corporation annually a formal written statement delineating all relationships between the independent accountants and the Corporation and its subsidiaries, addressing the non-audit services provided to the Corporation or its subsidiaries and the matters set forth in Independence Standards Board Standard No. 1.
The independent accountants shall submit to the Corporation annually a formal written statement of the fees billed for each of the following categories of services rendered by the independent accountants: (i) the audit of the Corporation’s annual financial statements for the most recent fiscal year and any reviews of the financial statements; (ii) information technology consulting services for the most recent fiscal year, in the aggregate and by each service (and separately identifying fees for such services relating to financial information systems design and implementation); and (iii) all other services rendered by the independent accountants for the most recent fiscal years, in the aggregate and by each service.
IV. Appointing Members
The members of the Committee shall be appointed or re-appointed by the Board on an annual basis. Each member of the Committee shall continue to be a member thereof until such member’s successor is appointed, unless such member shall resign or be removed by the Board or such member shall cease to be a director of the Corporation. Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board and shall be filled by the Board if the membership of the Committee is less than three directors as a result of the vacancy or the Committee no longer has a member who is an “audit committee financial expert” as a result of the vacancy.

V. Chairperson
The Board, or in the event of its failure to do so, the members of the Committee, must appoint a chairperson from the members of the Committee (the “Chairperson”). If the Chairperson of the Committee is not present at any meeting of the Committee, an acting Chairperson for the meeting shall be chosen by majority vote of the Committee from among the members present. In the case of a deadlock on any matter or vote, the Chairperson shall refer the matter to the Board. The Committee shall also appoint a secretary who need not be a director. All requests for information from the Corporation or the independent accountants shall be made through the Chairperson.
VI. Meetings
The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the members thereof provided that:
1.	A quorum for meetings shall be one member.
2.	The Committee shall meet at least quarterly (or more frequently as circumstances dictate).
3.
Notice of the time and place of every meeting shall be given in writing or facsimile communication to each member of the Committee and the external auditors of the Corporation at least 48 hours prior to the time of such meeting.

While the Committee is expected to communicate regularly with management, the Committee shall exercise a high degree of independence in establishing its meeting agenda and in carrying out its responsibilities. The Committee shall submit the minutes of all meetings of the Committee to, or discuss the matters discussed at each Committee meeting with, the Board.
VII. Specific Duties
In meeting its responsibilities, the Committee is expected to:
1.
Select the independent accountants, considering independence and effectiveness, approve all audit and non-audit services in advance of the provision of such services and the fees and other compensation to be paid to the independent accountants, and oversee the services rendered by the independent accountants (including the resolution of disagreements between management and the independent accountants regarding preparation of financial statements) for the purpose of preparing or issuing an audit report or related work, and the independent accountants shall report directly to the Committee.

2.
Review the performance of the independent accountants, including the lead partner of the independent accountants, and, in its sole discretion, approve any proposed discharge of the independent accountants when circumstances warrant, and appoint any new independent accountants.

3.
Periodically review and discuss with the independent accountants all significant relationships the independent accountants have with the Corporation to determine the independence of the independent accountants, including a review of service fees for audit and non-audit services.

4.
Inquire of management and the independent accountants and evaluate the effectiveness of the Corporation's process for assessing significant risks or exposures and the steps management has taken to monitor, control and minimize such risks to the Corporation. Obtain annually, in writing, the letters of the independent accountants as to the adequacy of such controls.

5.	Consider, in consultation with the independent accountants, the audit scope and plan of the independent accountants.

6.	Review with the independent accountants the coordination of audit effort to assure completeness of coverage, and the effective use of audit resources.
7.	Consider and review with the independent accountants, out of the presence of management:
(a)	the adequacy of the Corporation's internal controls and disclosure controls including the adequacy of computerized information systems and security;
(b)	the truthfulness and accuracy of the Corporation's financial statements; and
(c)	any related significant findings and recommendations of the independent accountants together with management's responses thereto.
8.	Following completion of the annual audit, review with management and the independent accountants:
(a)	the Corporation's annual financial statements and related footnotes;
(b)	the independent accountants' audit of the financial statements and the report thereon;
(c)	any significant changes required in the independent accountants' audit plan; and
(d)	other matters related to the conduct of the audit which are to be communicated to the committee under generally accepted auditing standards.
9.
Following completion of the annual audit, review separately with each of management and the independent accountants any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

10.
Establish regular and separate systems of reporting to the Committee by each of management and the independent accountants regarding any significant judgments made in management's preparation of the financial statements and the view of each as to appropriateness of such judgments.

11.
In consultation with the independent accountants, review any significant disagreement among management and the independent accountants in connection with the preparation of the financial statements, including management's responses.

12.	Consider and review with management:
(a)	significant findings during the year and management's responses thereto; and
(b)	any changes required in the planned scope of their audit plan.
13.
Review filings with the SEC and other regulatory authorities having jurisdiction and other published documents containing the Corporation's financial statements, including any certification, report, opinion or review rendered by the independent accountants, or any press releases announcing earnings (especially the use of "pro forma" or "adjusted" information not prepared in compliance with generally accepted accounting principles) and all financial information and earnings guidance intended to be provided to analysts and the public or to rating agencies, and consider whether the information contained in these documents is consistent with the information contained in the financial statements.

14.
Prepare and include in the Corporation's annual proxy statement or other filings of the SEC and other regulatory authorities having jurisdiction any report from the Committee or other disclosures as required by applicable laws and regulations.

15.
Review with management the adequacy of the insurance and fidelity bond coverages, reported contingent liabilities, and management's assessment of contingency planning. Review management's plans regarding any changes in accounting practices or policies and the financial impact of such changes, any major areas in management's judgment that have a significant effect upon the financial statements of the Corporation, and any litigation or claim, including tax assessments, that could have a material effect upon the financial position or operating results of the Corporation.

16.	Review with management and the independent accountants each annual, quarterly and other periodic report prior to its filing with the SEC or other regulators or prior to the release of earnings.
17.
Review policies and procedures with respect to officers' expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the independent accountants.

18.
Establish, review and update periodically a Code of Ethics and Business Conduct for employees, officers and directors of the Corporation and ensure that management has established a system to enforce this Code of Ethics and Business Conduct.

19.	Review management's monitoring of the Corporation's compliance with the Corporation's Code of Ethics and Business Conduct.
20.
Review, with the Corporation's counsel, any legal, tax or regulatory matter that may have a material impact on the Corporation's financial statements, operations, related Corporation compliance policies, and programs and reports received from regulators.

21.	Evaluate and review with management the Corporation's guidelines and policies governing the process of risk assessment and risk management.
22.	Consider questions of possible conflicts of interest of Board members and of the corporate officers and approve in advance all related party transactions.
23.	Provide advice on changes in Board compensation.
24.	Meet with the independent accountants and management in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee.
25.	Report Committee actions to the Board with such recommendations as the Committee may deem appropriate.
26.
Maintain, review and update the procedures for (i) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and (ii) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters, as set forth in Annex A attached to this Charter.

27.	Review and update this Charter periodically and recommend any proposed changes to the Board for approval, in accordance with the requirements of the 1934 Act and Exchange Rules.
28.	Perform such other functions consistent with this Charter, the Corporation's Bylaws and governing law, as the Committee deems necessary or appropriate.

ANNEX A
PROCEDURES FOR THE SUBMISSION OF
COMPLAINTS AND CONCERNS REGARDING
ACCOUNTING, INTERNAL ACCOUNTING CONTROLS OR
 AUDITING MATTERS
1.
Tuscany Minerals, Ltd. (the “Corporation”) has designated its Audit Committee of its Board of Directors (the “Committee”) to be responsible for administering these procedures for the receipt, retention, and treatment of complaints received by the Corporation or the Committee directly regarding accounting, internal accounting controls, or auditing matters.

2.
Any employee of the Corporation may on a confidential and anonymous basis submit concerns regarding questionable accounting controls or auditing matters to the Committee by setting forth such concerns in a letter addressed directly to the Committee with a legend on the envelope such as “Confidential” or “To be opened by Committee only”. If an employee would like to discuss the matter directly with a member of the Committee, the employee should include a return telephone number in his or her submission to the Committee at which he or she can be contacted. All submissions by letter to the Committee can be sent to:

Tuscany Minerals, Ltd.
c/o Audit Committee
Attn:  Chairperson
Suite 780 – 333 Seymour Street
Vancouver, British Columbia
Canada  V6B 5A6

3.	Any complaints received by the Corporation that are submitted as set forth herein will be forwarded directly to the Committee and will be treated as confidential if so indicated.
4.
At each meeting of the Committee, or any special meetings called by the Chairperson of the Committee, the members of the Committee will review and consider any complaints or concerns submitted by employees as set forth herein and take any action it deems necessary in order to respond thereto.

5.	All complaints and concerns submitted as set forth herein will be retained by the Committee for a period of seven (7) years.

SCHEDULE B
2018 STOCK OPTION PLAN
(see attached)

QWICK MEDIA INC.
INCENTIVE STOCK OPTION PLAN
PART 1
 INTERPRETATION
1.1	Definitions. In this Plan, the following words and phrases shall have the following meanings:
(a)	“Affiliate” means a company that is a parent or Subsidiary of the Company, or that is controlled by the same person as the Company;
(b)	“Board” means the board of directors of the Company or any committee thereof duly empowered and authorized to grant Options under this Plan;
(c)	“Change of Control” means the occurrence of any one of the following events:
(i)
there is a report filed with any securities commission or securities regulatory authority in Canada, disclosing that any offeror (as the term “offeror” is defined in Section 1.1 of Multilateral Instrument 62-104 Take-Over Bids and Issuer Bids) has acquired beneficial ownership of, or the power to exercise control or direction over, or securities convertible into, any shares of capital stock of any class of the Company carrying voting rights under all circumstances (the “Voting Shares”), that, together with the offeror’s securities would constitute Voting Shares of the Company representing more than 50% of the total voting power attached to all Voting Shares of the Company then outstanding,

(ii)
there is consummated any amalgamation, consolidation, statutory arrangement, merger, business combination or other similar transaction involving the Company: (1) in which the Company is not the continuing or surviving corporation, or (2) pursuant to which any Voting Shares of the Company would be reclassified, changed or converted into or exchanged for cash, securities or other property, other than (in each case) an amalgamation, consolidation, statutory arrangement, merger, business combination or other similar transaction involving the Company in which the holders of the Voting Shares of the Company immediately prior to such amalgamation, consolidation, statutory arrangement, merger, business combination or other similar transaction have, directly or indirectly, more than 50% of the Voting Shares of the continuing or surviving corporation immediately after such transaction,

(iii)
any person or group of persons shall succeed in having a sufficient number of its nominees elected as directors of the Company such that such nominees, when added to any existing directors of the Company, will constitute a majority of the directors of the Company, or

(iv)	there is consummated a sale, transfer or disposition by the Company of all or substantially all of the assets of the Company, provided that an event shall not constitute a Change of Control if its sole purpose is to change the jurisdiction of the Company’s organization or to create a holding company, partnership or trust that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such event;
(d)	“Company” means Qwick Media Inc.;

(e)	“Consultant” means an individual or Consultant Company, other than an Employee, Director or Officer, that:
(i)
is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Company or to an Affiliate, other than services provided in relation to a distribution of securities,

(ii)	provides such services under a written contract between the Company or an Affiliate,
(iii)	in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or an Affiliate, and
(iv)	has a relationship with the Company or an Affiliate that enables the individual to be knowledgeable about the business and affairs of the Company;
(f)	“Consultant Company” means for an individual Consultant, a company or partnership of which the individual is an employee, shareholder or partner;
(g)	“CSE” means the Canadian Securities Exchange;
(h)	“Director” means a director of the Company or a Subsidiary;
(i)	“Disability” means any disability with respect to an Optionee which the Board, in its sole and unfettered discretion, considers likely to prevent the Optionee from permanently:
(i)	being employed or engaged by the Company, an Affiliate or another employer, in a position the same as or similar to that in which he was last employed or engaged by the Company or an Affiliate, or
(ii)	acting as a director or officer of the Company or an Affiliate, and “Date of Disability” means the effective date of the Disability as determined by the Board in its sole and unfettered discretion;
(j)	“Eligible Person” means a bona fide Director, Officer, Employee or Consultant, or a corporation wholly owned by such Director, Officer, Employee or Consultant;
(k)	“Employee” means:
(i)	an individual who is considered an employee of the Company or an Affiliate under the Income Tax Act (and for whom income tax, employment insurance and CPP deductions must be made at source);
(ii)
an individual who works full-time for the Company or an Affiliate providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source; or

(iii)
an individual who works for the Company or an Affiliate on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions need not be made at source;

(l)	“Exchange” means the CSE or any other stock exchange on which the Shares are listed for trading;
(m)	“Exchange Policies” means the policies, bylaws, rules and regulations of the Exchange governing the granting of options by the Company, as amended from time to time;
(n)	“Exercise Price” means the amount payable per Share on the exercise of an Option, as determined in accordance with the terms hereof;
(o)	“Expiry Date” means 5:00 p.m. (Vancouver time) on the day on which an Option expires as specified in the Option Agreement therefor or in accordance with the terms of this Plan;
(p)	“Grant Date” for an Option means the date of grant thereof by the Board;
(q)	“Income Tax Act” means the Income Tax Act (Canada), as amended from time to time;
(r)	“Insider” has the meaning ascribed thereto in the Securities Act;
(s)
“Investor Relations Activities” means any activities or communications, by or on behalf of the Company or a shareholder of the Company, that promote or reasonably could be expected to promote the purchase or sale of securities of the Company, but does not include:

(i)	the dissemination of information or preparation of records in the ordinary course of business of the Company:
(A)	to promote the sale of products or services of the Company, or
(B)	to raise public awareness of the Company,
that cannot reasonably be considered to promote the purchase or sale of securities of the Company,
(ii)	activities or communications necessary to comply with the requirements of:
(A)	applicable Securities Laws,
(B)	the Exchange, or
(C)	the bylaws, rules or other regulatory instruments of any self-regulatory body or exchange having jurisdiction over the Company; or
(iii)	activities or communications that may be otherwise specified by the Exchange;
(t)	“Option” means the right to purchase Shares granted hereunder to an Eligible Person;
(u)	“Option Agreement” means the stock option agreement between the Company and an Eligible Person whereby the Company provides notice of grant of an Option to such Eligible Person;
(v)	“Optioned Shares” means Shares that may be issued in the future to an Eligible Person upon the exercise of an Option;
(w)	“Optionee” means the recipient of an Option hereunder, their heirs, executors and administrators;

(x)	“Officer” means any senior officer of the Company or an Affiliate;
(y)	“Plan” means this incentive stock option plan, as amended from time to time;
(z)	“Securities Act” means the Securities Act (British Columbia), as amended from time to time;
(aa)	“Securities Laws” means the applicable acts, policies, bylaws, rules and regulations of the securities commissions governing the granting of Options by the Company, as amended from time to time;
(bb)
“Shares” means the common shares in the capital of the Company, provided that, in the event of any adjustment pursuant to Section 4.7, “Shares” shall thereafter mean the shares or other property resulting from the events giving rise to the adjustment; and

(cc)	“Subsidiary” has the meaning ascribed thereto in the Securities Act.
1.2
Gender.  Throughout this Plan, whenever the singular or masculine or neuter is used, the same shall be construed as meaning the plural or feminine or body politic or corporate, and vice-versa as the context or reference may require.

1.3	Currency. Unless otherwise indicated, all dollar amounts referred to in this Plan are in Canadian funds.
1.4
Interpretation.  This Plan will be governed by and construed in accordance with the laws of the Province of British Columbia without giving effect to any choice or conflict of law provision or rule that would cause the application of the domestic substantive laws of any other jurisdiction.

PART 2
 PURPOSE
2.1
Purpose.  The purpose of this Plan is to attract and retain Directors, Officers, Employees and Consultants and to motivate them to advance the interests of the Company by affording them with the opportunity to acquire an equity interest in the Company through Options granted under this Plan.

PART 3
 GRANTING OF OPTIONS
3.1	Establishment of Plan. This Plan is hereby established to recognize contributions made by Eligible Persons and to create an incentive for their continuing assistance to the Company and its Affiliates.
3.2	Eligibility. Options to purchase Shares may be granted hereunder to Eligible Persons from time to time by the Board.
3.3
Options Granted Under the Plan.  All Options granted under the Plan will be evidenced by an Option Agreement in such form determined by the Board setting forth the number of Optioned Shares, the term of the Option, the vesting terms, if any, the Exercise Price and such other terms as determined by the Board.

3.4
Terms Incorporated.  Subject to specific variations approved by the Board, all terms and conditions set out herein will be deemed to be incorporated into and form part of an Option Agreement made hereunder. In the event of any discrepancy between this Plan and an Option Agreement, the provisions of this Plan shall govern.

3.5
Limitations on Shares Available for Issuance.  Unless authorized by the shareholders of the Company in accordance with applicable Securities Laws, the maximum number of Shares reserved for issuance under this Plan, together with all of the Company’s other previously established or proposed stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of Shares, shall not exceed 10% of the number of shares issued and outstanding as of each Grant Date subject to the restrictions imposed under applicable Securities Laws.

3.6
Options Not Exercised.  In the event an Option granted under the Plan expires unexercised, is terminated or is otherwise lawfully cancelled prior to exercise of the Option, the Optioned Shares that were issuable thereunder will be returned to the Plan and will be available again for an grant under this Plan.

3.7
Acceleration of Unvested Options.  If there is a Change of Control, then all outstanding Options, whether fully vested and exercisable or remaining subject to vesting provisions or other limitations on exercise, shall be exercisable in full.

3.8
Powers of the Board.  The Board will be responsible for the general administration of the Plan and the proper execution of its provisions, the interpretation of the Plan and the determination of all questions arising hereunder. Without limiting the generality of the foregoing, the Board has the power to:

(a)	allot Shares for issuance in connection with the exercise of Options;
(b)	grant Options hereunder;

(c)
subject to appropriate shareholder and regulatory approval, amend, suspend, terminate or discontinue the Plan, or revoke or alter any action taken in connection therewith, except that no general amendment or suspension of the Plan will, without the written consent of all applicable Optionees, alter or impair any Option previously granted under the Plan;

(d)
delegate all or such portion of its powers hereunder as it may determine to one or more committees of the Board, either indefinitely or for such period of time as it may specify, and thereafter each such committee may exercise the powers and discharge the duties of the Board in respect of the Plan so delegated to the same extent as the Board is hereby authorized so to do; and

(e)
may in its sole discretion amend this Plan (except for previously granted and outstanding Options) to reduce the benefits that may be granted to Eligible Persons (before a particular Option is granted) subject to the other terms hereof.

PART 4
 TERMS AND CONDITIONS OF OPTIONS
4.1	Exercise Price. The Board shall establish the Exercise Price at the time each Option is granted, subject to the following conditions:
(a)	if the Shares are listed on an Exchange, then the Exercise Price for the Options granted will not be less than the minimum prevailing price permitted by the Exchange;
(b)
if the Shares are not listed, posted and trading on any stock exchange or quoted on any quotation system, then the Exercise Price for the Options granted will be determined by the Board at the time of granting; and

(c)	in all other cases, the Exercise Price shall be determined in accordance with the applicable Securities Laws and Exchange Policies.
4.2	Term of Option. The Board shall establish the Expiry Date for each Option at the time such Option is granted, subject to the following conditions:
(a)	the Option will expire upon the occurrence of any event set out in Section 4.6 and at the time period set out therein; and
(b)	the Expiry Date cannot be longer than the maximum exercise period as determined by the applicable Securities Laws and Exchange Policies.
4.3
Automatic Extension of Term of Option.  The Expiry Date will be automatically extended if the Expiry Date falls within a blackout period during which the Company prohibits Optionees from exercising their Options, provided that:

(a)
the blackout period has been formally imposed by the Company pursuant to its internal trading policies as a result of the bona fide existence of undisclosed material information (as defined in applicable Securities Laws and Exchange Policies);

(b)
the blackout period expires upon the general disclosure of the undisclosed material information and the expiry date of the affected Options is extended to no later than ten (10) business days after the expiry of the blackout period; and

(c)
the automatic extension will not be permitted where the Optionee or the Company is subject to a cease trade order (or similar order under applicable securities laws) in respect of the Company’s securities.

4.4	Vesting of Options.
(a)
No Option shall be exercisable until it has vested.  The Board shall establish a vesting period or periods at the time each Option is granted to an Eligible Person, subject to the compliance with applicable Securities Laws and Exchange Policies.

(b)	If no vesting schedule is specified at the time of grant and the Optionee is not performing Investor Relations Activities, the Option shall vest immediately.
4.5	Non Assignable. Subject to Section 4.6, all Options will be exercisable only by the Optionee to whom they are granted and will not be assignable or transferable.
4.6	Termination of Option. Unless the Board determines otherwise, the Options will terminate in the following circumstances:
(a)
Termination of Services For Cause.  If the engagement of the Optionee as a Director, Officer, Employee or Consultant is terminated for cause (as determined by common law), any Option granted hereunder to such Optionee shall terminate and cease to be exercisable immediately upon the Optionee ceasing to be a Director, Officer, Employee or Consultant by reason of termination for cause;

(b)
Termination of Services Without Cause or Upon by Resignation.  If the engagement of the Optionee as a Director, Officer, Employee or Consultant of the Company is terminated for any reason other than cause (as determined by common law), disability or death, or if such Director, Officer, Employee, or Consultant resigns, as the case may be, the Optionee may exercise any Option granted hereunder to the extent that such Option was exercisable and had vested on the date of termination until the date that is the earlier of (i) the Expiry Date, and (ii) the date that is 30 days after the effective date of the Optionee ceasing to be a Director, Officer, Employee or Consultant for such reason or because of such resignation;

(c)
Death.  If the Optionee dies, the Optionee’s lawful personal representatives, heirs or executors may exercise any Option granted hereunder to the Optionee to the extent such Option was exercisable and had vested on the date of death until the earlier of (i) the Expiry Date, and (ii) one year after the date of death of such Optionee;

(d)
Disability.  If the Optionee ceases to be an Eligible Person due to his Disability, or, in the case of an Optionee that is a company, the Disability of the person who provides management or consulting services to the Company or to an Affiliate, the Optionee may exercise any Option granted hereunder to the extent that such Option was exercisable and had vested on the Date of Disability until the earlier of (i) the Expiry Date, and (ii) the date that is one year after the Date of Disability; and

(e)
Changes in Status of Eligible Person.  If the Optionee ceases to be one type of Eligible Person but concurrently is or becomes one or more other type of Eligible Person, the Option will not terminate but will continue in full force and effect and the Optionee may exercise the Option until the earlier of (i) the Expiry Date, and (ii) the applicable date set forth in Sections 4.6(a) to 4.6(d) above where the Optionee ceases to be any type of Eligible Person.  If the Optionee is an Employee, the Option will not be affected by any change of the Optionee’s employment where the Optionee continues to be employed by the Company or an Affiliate.

4.7	Adjustment of the Number of Optioned Shares. The number of Common Shares subject to an Option will be subject to adjustment in the events and in the manner following:
(a)
Following the date an Option is granted, the exercise price for and the number of Optioned Shares which are subject to an Option will be adjusted, with respect to the then unexercised portion thereof, in the events and in accordance with the provisions and rules set out in this Section 4.7, with the intent that the rights of Optionees under their Options are, to the extent possible, preserved and maintained notwithstanding the occurrence of such events. Any dispute that arises at any time with respect to any adjustment pursuant to such provisions and rules will be conclusively determined by the Board, and any such determination will be binding on the Company, the Optionee and all other affected parties.

(b)
If there is a change in the outstanding Shares by reason of any share consolidation or split, reclassification or other capital reorganization, or a stock dividend, arrangement, amalgamation, merger or combination, or any other change to, event affecting, exchange of or corporate change or transaction affecting the Shares, the Board shall make, as it shall deem advisable and subject to the requisite approval of the relevant regulatory authorities, appropriate substitution and/or adjustment in:

(i)	the number and kind of shares or other securities or property reserved or to be allotted for issuance pursuant to this Plan;
(ii)
the number and kind of shares or other securities or property reserved or to be allotted for issuance pursuant to any outstanding unexercised Options, and in the exercise price for such shares or other securities or property; and

(iii)
the vesting of any Options, including the accelerated vesting thereof on conditions the Board deems advisable, and if the Company undertakes an arrangement or is amalgamated, merged or combined with another corporation, the Board shall make such provision for the protection of the rights of Optionees as it shall deem advisable.

(c)
If the outstanding Shares are changed into or exchanged for a different number of shares or into or for other securities of the Company or securities of another company or entity, in a manner other than as specified in Section 4.6(b), then the Board, in its sole discretion, may make such adjustment to the securities to be issued pursuant to any exercise of the Option and the exercise price to be paid for each such security following such event as the Board in its sole and absolute discretion determines to be equitable to give effect to the principle described in Section 4.7, and such adjustments shall be effective and binding upon the Company and the Optionee for all purposes.

(d)	No adjustment provided in this Section 4.7 shall require the Company to issue a fractional share and the total adjustment with respect to each Option shall be limited accordingly.
(e)
The grant or existence of an Option shall not in any way limit or restrict the right or power of the Company to effect adjustments, reclassifications, reorganizations, arrangements or changes of its capital or business structure, or to amalgamate, merge, consolidate, dissolve or liquidate, or to sell or transfer all or any part of its business or assets.

PART 5
COMMITMENT AND EXERCISE PROCEDURES
5.1
Option Agreement.  Upon grant of an Option hereunder, an authorized director, officer or agent of the Company will deliver to the Optionee an Option Agreement detailing the terms of such Options and upon such delivery the Optionee will be subject to the Plan and have the right to purchase the Optioned Shares at the Exercise Price set out therein subject to the terms and conditions hereof.

5.2	Manner of Exercise. An Optionee who wishes to exercise his Option, in its entirety or any portion thereof, may do so by delivering:
(a)	a notice of exercise to the Company specifying the number of Optioned Shares being acquired pursuant to the Option; and
(b)	cash, a certified cheque or a bank draft payable to the Company for the aggregate Exercise Price for the Optioned Shares being acquired.
5.3
Subsequent Exercises.  If an Optionee exercises only a portion of the total number of his Options, then the Optionee may, from time to time, subsequently exercise all or part of the remaining Options until the Expiry Date.

5.4
Delivery of Certificate and Hold Periods.  As soon as practicable after receipt of the Notice of Exercise described in Section 5.2 and payment in full for the Optioned Shares being received by the Company, the Company will or will direct its transfer agent to issue a certificate to the Optionee for the appropriate number of Optioned Shares. Such certificate issued may bear a legend stipulating any resale restrictions required under applicable Securities Laws and Exchange Policies.

5.5
Withholding.  The Company may withhold from any amount payable to an Optionee, either under this Plan or otherwise, such amount as it reasonably believes is necessary to enable the Company to comply with the applicable requirements of any federal, provincial, local or foreign law, or any administrative policy of any applicable tax authority, relating to the withholding of tax or any other required deductions with respect to options (the “Withholding Obligations”).  The Company may also satisfy any liability for the Withholding Obligations, on such terms and conditions as the Company may determine in its discretion, by:

(a)
requiring an Optionee, as a condition to the exercise of any Options, to make such arrangements as the Company may require so that the Company can satisfy the Withholding Obligations including, without limitation, requiring the Optionee to remit to the Company in advance, or reimburse the Company for, the Withholding Obligations; or

(b)
selling on the Optionee’s behalf, or requiring the Optionee to sell, Optioned Shares acquired by the Optionee under the Plan, or retaining any amount which would otherwise be payable to the Optionee in connection with any such sale.

PART 6
 AMENDMENTS
6.1
Amendment of the Plan.  The Board reserves the right, in its absolute discretion, to at any time amend, modify or terminate the Plan with respect to all Shares in respect of Options which have not yet been granted hereunder. Any amendment to any provision of the Plan will be subject to shareholder approval, if applicable, and any necessary regulatory approvals.  If this Plan is suspended or terminated, the provisions of this Plan and any administrative guidelines, rules and regulations relating to this Plan shall continue in effect for the duration of such time as any Option remains outstanding.

6.2
Amendment of Outstanding Options.  The Board may amend any Option with the consent of the affected Optionee and the Exchange, if required, including any shareholder approval required by the Exchange Policies or applicable Securities Laws.

6.3
Amendment Subject to Approval.  If the amendment of an Option requires shareholder or regulatory approval, such amendment may be made prior to such approvals being given, but no such amended Options may be exercised unless and until such approvals are given.

PART 7
 GENERAL
7.1
Exclusion from Severance Allowance, Retirement Allowance or Termination Settlement.  If the Optionee retires, resigns or is terminated from employment or engagement with the Company or Affiliate, the loss or limitation, if any, pursuant to the Option Agreement with respect to the right to purchase Optioned Shares, shall not give rise to any right to damages and shall not be included in the calculation of nor form any part of any severance allowance, retiring allowance or termination settlement of any kind whatsoever in respect of such Optionee.

7.2
Employment and Services.  Nothing contained in the Plan will confer upon or imply in favour of any Optionee any right with respect to office, employment or provision of services with the Company, or interfere in any way with the right of the Company to lawfully terminate the Optionee’s office, employment or service at any time pursuant to the arrangements pertaining to same.  Participation in the Plan by an Optionee is voluntary.

7.3
No Rights as Shareholder.  Nothing contained in this Plan nor in any Option granted thereunder shall be deemed to give any Optionee any interest or title in or to any Shares or any rights as a shareholder of the Company or any other legal or equitable right against the Company whatsoever other than as set forth in this Plan and pursuant to the exercise of any Option in accordance with the provisions of the Plan and the Option Agreement.

7.4
No Representation or Warranty.  The Company makes no representation or warranty as to the future market value of Optioned Shares issued in accordance with the provisions of the Plan or to the effect of the Income Tax Act (Canada) or any other taxing statute governing the Options or the Optioned Shares issuable thereunder or the tax consequences to a Optionee. Compliance with applicable Securities Laws as to the disclosure and resale obligations of each Optionee is the responsibility of such Optionee and not the Company.

7.5	Other Arrangements. Nothing contained herein shall prevent the Board from adopting other or additional compensation arrangements, subject to any required approval.
7.6
No Fettering of Discretion.  The awarding of Options under this Plan is a matter to be determined solely in the discretion of the Board. This Plan shall not in any way fetter, limit, obligate, restrict or constrain the Board with regard to the allotment or issue of any Shares or any other securities in the capital of the Company or any of its Affiliates other than as specifically provided for in this Plan.

PART 8
 EFFECTIVE DATE OF PLAN
8.1	Effective Date. This Plan shall become effective upon its approval by the Board.

SCHEDULE C
PROPOSED FORM OF CONTINUATION APPLICATION
 INCLUDING NOTICE OF ARTICLES
(see attached)

BRITISH COLUMBIA | BC Registry Services

Foreign Corporation

CONTINUATION APPLICATION

BUSINESS CORPORATIONS ACT, section 302

Telephone: 1 877 526-1526
www.bcreg.ca

Mailing Address: PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3

Courier Address: 200 – 940 Blanshard Street, Victoria BC V8W 3E6

DO NOT MAIL THIS FORM to BC Registry Services unless you are instructed to do so by registry staff. The Regulation under the *Business Corporations Act* requires the electronic version of this form to be filed on the Internet at www.corporateonline.gov.bc.ca

Freedom of Information and Protection of Privacy Act (FOIPPA): Personal information provided on this form is collected, used and disclosed under the authority of the *FOIPPA* and the *Business Corporations Act* for the purposes of assessment. Questions regarding the collection, use and disclosure of personal information can be directed to the Manager of Registries Operations at 1 877 526-1526, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

If you are continuing a company into BC and want the BC incorporation number as its name, you will need to file this form on paper. Complete this form and mail to the Corporate Registry, along with a letter from the corporation's home jurisdiction authorizing the continuation in. For information on the content of the authorization letter, see the Corporate Online Help Centre at www.corporateonline.gov.bc.ca for "Continuation Application" and "Authorization for Continuation In."

A NAME OF COMPANY – *Choose **one** of the following:*

☑ The name Qwick Media Inc. is the name reserved for the foreign corporation to be continued in. The name reservation number is: ______________ , *OR*

☐ The foreign corporation is to be continued in with a name created by adding "B.C. Ltd." after the incorporation number of the company.

B FOREIGN CORPORATION'S CURRENT JURISDICTION

1. Corporate number assigned by the foreign corporation's jurisdiction OG-228884
2. Corporation's name in the foreign corporation's jurisdiction Qwick Media Inc.
3. Foreign corporation's date of incorporation or the most recent date of amalgamation or continuation — YYYY / MM / DD: 2009/07/28
4. Foreign corporation's jurisdiction of incorporation, amalgamation or continuation

   Cayman Islands

C AUTHORIZATION FOR CONTINUATION

Authorization for the continuation from the foreign corporation's jurisdiction is:

☑ ATTACHED ☐ ALREADY FILED

D REGISTRATION AS AN EXTRAPROVINCIAL COMPANY

Is the foreign corporation currently registered in BC as an extraprovincial company?

☐ YES ☑ NO

If YES, enter the BC registration number and name of the extraprovincial company below:

Extraprovincial Registration Number in BC ______________

Extraprovincial Company Name in BC ______________

(Including assumed name, if any, approved for use in BC) ______________

E CERTIFIED CORRECT – I have read this form and found it to be correct.

NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE FOREIGN CORPORATION	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE FOREIGN CORPORATION	DATE SIGNED YYYY / MM / DD
Ross Tocher	X	

FORM 16 FOR (JUN 2017)

Page 1

NOTICE OF ARTICLES

A NAME OF COMPANY

Set out the name of the company as set out in Item A of the Continuation Application.

Qwick Media Inc.

B TRANSLATION OF COMPANY NAME

Set out every translation of the company name that the company intends to use outside of Canada.

C DIRECTOR NAME(S) AND ADDRESS(ES)

Set out the full name, delivery address and mailing address (if different) of every director of the company. The director may select to provide either (a) the delivery address and, if different, the mailing address for the office at which the individual can usually be served with records between 9 a.m. and 4 p.m. on business days or (b) the delivery address and, if different, the mailing address of the individual's residence. The delivery address must not be a post office box. Attach an additional sheet if more space is required.

LAST NAME	FIRST NAME	MIDDLE NAME	
Tocher	Ross		
DELIVERY ADDRESS: Eastlake Campus, 104 - 8331 Eastlake Drive, Burnaby	PROVINCE/STATE: BC	COUNTRY: Canada	POSTAL CODE/ZIP CODE: V5A 4W2
MAILING ADDRESS: Eastlake Campus, 104 - 8331 Eastlake Drive, Burnaby	PROVINCE/STATE: BC	COUNTRY: Canada	POSTAL CODE/ZIP CODE: V5A 4W2

LAST NAME	FIRST NAME	MIDDLE NAME	
Petersen	Brian		
DELIVERY ADDRESS: Eastlake Campus, 104 - 8331 Eastlake Drive, Burnaby	PROVINCE/STATE: BC	COUNTRY: Canada	POSTAL CODE/ZIP CODE: V5A 4W2
MAILING ADDRESS: Eastlake Campus, 104 - 8331 Eastlake Drive, Burnaby	PROVINCE/STATE: BC	COUNTRY: Canada	POSTAL CODE/ZIP CODE: V5A 4W2

LAST NAME	FIRST NAME	MIDDLE NAME	
Welsh	Barbara		
DELIVERY ADDRESS: Eastlake Campus, 104 - 8331 Eastlake Drive, Burnaby	PROVINCE/STATE: BC	COUNTRY: Canada	POSTAL CODE/ZIP CODE: V5A 4W2
MAILING ADDRESS: Eastlake Campus, 104 - 8331 Eastlake Drive, Burnaby	PROVINCE/STATE: BC	COUNTRY: Canada	POSTAL CODE/ZIP CODE: V5A 4W2

LAST NAME	FIRST NAME	MIDDLE NAME	
Cowie	Ted		
DELIVERY ADDRESS: Eastlake Campus, 104 - 8331 Eastlake Drive, Burnaby	PROVINCE/STATE: BC	COUNTRY: Canada	POSTAL CODE/ZIP CODE: V5A 4W2
MAILING ADDRESS: Eastlake Campus, 104 - 8331 Eastlake Drive, Burnaby	PROVINCE/STATE: BC	COUNTRY: Canada	POSTAL CODE/ZIP CODE: V5A 4W2

FORM 16 FOR (JUN 2017)

Page 2

D REGISTERED OFFICE ADDRESSES

DELIVERY ADDRESS OF THE COMPANY'S REGISTERED OFFICE	PROVINCE	POSTAL CODE
Suite 800 - 885 West Georgia Street, Vancouver	BC	V6C 3H1

MAILING ADDRESS OF THE COMPANY'S REGISTERED OFFICE	PROVINCE	POSTAL CODE
Suite 800 - 885 West Georgia Street, Vancouver	BC	V6C 3H1

E RECORDS OFFICE ADDRESSES

DELIVERY ADDRESS OF THE COMPANY'S RECORDS OFFICE	PROVINCE	POSTAL CODE
Suite 800 - 885 West Georgia Street, Vancouver	BC	V6C 3H1

MAILING ADDRESS OF THE COMPANY'S RECORDS OFFICE	PROVINCE	POSTAL CODE
Suite 800 - 885 West Georgia Street, Vancouver	BC	V6C 3H1

F AUTHORIZED SHARE STRUCTURE

Identifying name of class or series of shares	Maximum number of shares of this class or series of shares that the company is authorized to issue, or indicate there is no maximum number.		Kind of shares of this class or series of shares.			Are there special rights or restrictions attached to the shares of this class or series of shares?	
	THERE IS NO MAXIMUM (✔)	MAXIMUM NUMBER OF SHARES AUTHORIZED	WITHOUT PAR VALUE (✔)	WITH A PAR VALUE OF ($)	Type of currency	YES (✔)	NO (✔)
Common	✓		✓				✓
Preferred Shares	✓		✓			✓	
Class A Preferred Shares	✓		✓			✓	

FORM 16 FOR (JUN 2017)

Page 3

BRITISH COLUMBIA | BC Registry Services

BUSINESS NUMBER REQUEST

BUSINESS NUMBERS ACT, section 7

Telephone: 1 877 526-1526
www.bcreg.ca
Mailing Address: PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3
Courier Address: 200 – 940 Blanshard Street, Victoria BC V8W 3E6

INSTRUCTIONS:

Please type or print clearly in block letters.

The Province of British Columbia has entered into a partnership with the Canada Revenue Agency (CRA) to use the national Business Number (BN) as a convenient way for corporations to identify themselves when communicating with federal and provincial governments.

The Corporate Registry, under the authority of the *Business Number Act*, is therefore collecting the BN from both corporations applying for registration in British Columbia and corporations currently registered in British Columbia. This will allow corporations to use their BN as an identifier the next time they communicate with the Corporate Registry.

You will already have a BN if you have been incorporated federally or if you are incorporated in another Canadian jurisdiction.

You may have also received a BN from CRA if you:

- collect GST/HST;
- have employees;
- import or export goods to or from Canada;
- operate a taxi or limo service;
- are registered with WorkSafeBC, and/or;
- are registered to do business in another Canadian jurisdiction

Freedom of Information and Protection of Privacy Act (FOIPPA):
Personal information provided on this form is collected, used and disclosed under the authority of the *FOIPPA* and the *Business Number Act* for the purposes of assessment. Questions regarding the collection, use and disclosure of personal information can be directed to the Manager of Registries Operations at 1 877 526-1526, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

COMPLETE ITEM A OR B

A BUSINESS NUMBER

Your **Business Number** (e.g., GST/HST account) would be displayed as a 15 character identifier, for example: **82123 5679 RT 0001**. The first nine numbers uniquely identify your business – it's those numbers we need.

Please enter the first 9 digits here:

B DIRECTOR NAME

If you do not have a Business Number please enter the name of a director of your corporation (as per CRA requirements) so that we can request one for you. The director's name is confidential information and is collected under the authority of the *Business Number Act*.

LAST NAME	FIRST NAME

FORM 01 BNA (AUG 2017)

SCHEDULE D
PROPOSED FORM OF ARTICLES
(see attached)

C
BUSINESS CORPORATIONS ACT
ARTICLES
OF
QWICK MEDIA INC.
Table of Contents

PART 1 – INTERPRETATION 2
PART 2 – SHARES AND SHARE CERTIFICATES 3
PART 3 – ISSUE OF SHARES 4
PART 4 – SHARE TRANSFERS 4
PART 5 – ACQUISITION OF SHARES 5
PART 6 – BORROWING POWERS 5
PART 7 – GENERAL MEETINGS 6
PART 8 – PROCEEDINGS AT MEETINGS OF SHAREHOLDERS 7
PART 9 – ALTERATIONS AND RESOLUTIONS 10
PART 10 – VOTES OF SHAREHOLDERS 11
PART 11 – DIRECTORS 15
PART 12 – ELECTION AND REMOVAL OF DIRECTORS 16
PART 13 – PROCEEDINGS OF DIRECTORS 22
PART 14 – COMMITTEES OF DIRECTORS 24
PART 15 – OFFICERS 25
PART 16 – CERTAIN PERMITTED ACTIVITIES OF DIRECTORS 26
PART 17 – INDEMNIFICATION 26
PART 18 – AUDITOR 26
PART 19 – DIVIDENDS 27
PART 20 – ACCOUNTING RECORDS 28
PART 21 – EXECUTION OF INSTRUMENTS 28
PART 22 – NOTICES 28
PART 23 – RESTRICTION ON SHARE TRANSFER 30
PART 24 – SPECIAL RIGHTS AND RESTRICTIONS 30

C
BUSINESS CORPORATIONS ACT
ARTICLES
OF
QWICK MEDIA INC.
(the “Company”)
PART 1  – INTERPRETATION
1.1	Definitions
Without limiting Article 1.2, in these Articles, unless the context requires otherwise:
(a)	“adjourned meeting” means the meeting to which a meeting is adjourned under Article 8.6 or 8.9;
(b)	“board” and “directors” mean the board of directors of the Company for the time being;
(c)	“Business Corporations Act” means the Business Corporations Act, S.B.C. 2002, c.57, and includes its regulations;
(d)	“Company” means Qwick Media Inc.;
(e)	“Interpretation Act” means the Interpretation Act, R.S.B.C. 1996, c. 238; and
(f)	“trustee”, in relation to a shareholder, means the personal or other legal representative of the shareholder, and includes a trustee in bankruptcy of the shareholder.
1.2	Business Corporations Act definitions apply
The definitions in the Business Corporations Act apply to these Articles.
1.3	Interpretation Act applies
The Interpretation Act applies to the interpretation of these Articles as if these Articles were an enactment.
1.4	Conflict in definitions
If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles.
1.5	Conflict between Articles and legislation
If there is a conflict between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

PART 2 – SHARES AND SHARE CERTIFICATES
2.1	Form of share certificate
Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.
2.2	Shareholder Entitled to Certificate or Acknowledgement
Unless the shares are uncertificated shares, each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (b) a non-transferable written acknowledgement of the shareholder’s right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders’ duly authorized agents will be sufficient delivery to all.
2.3	Sending of share certificate
Any share certificate to which a shareholder is entitled may be sent to the shareholder by mail and neither the Company nor any agent is liable for any loss to the shareholder because the certificate sent is lost in the mail or stolen.
2.4	Replacement of worn out or defaced certificate
If the directors are satisfied that a share certificate is worn out or defaced, they must, on production to them of the certificate and on such other terms, if any, as they think fit:
(a)	order the certificate to be cancelled; and
(b)	issue a replacement share certificate.
2.5	Replacement of lost, stolen or destroyed certificate
If a share certificate is lost, stolen or destroyed, a replacement share certificate must be issued to the person entitled to that certificate if the directors receive:
(a)	proof satisfactory to them that the certificate is lost, stolen or destroyed; and
(b)	any indemnity the directors consider adequate.
2.6	Splitting share certificates
If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder’s name 2 or more certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the certificate so surrendered, the Company must cancel the surrendered certificate and issue replacement share certificates in accordance with that request.
2.7	Shares may be uncertificated
Notwithstanding any other provisions of this Part, the directors may, by resolution, provide that:

(a)	the shares of any or all of the classes and series of the Company’s shares may be uncertificated shares; or
(b)	any specified shares may be uncertificated shares.
PART 3 – ISSUE OF SHARES
3.1	Directors authorized to issue shares
The directors may, subject to the rights of the holders of the issued shares of the Company, issue, allot, sell, grant options on or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices that the directors, in their absolute discretion, may determine.
3.2	Company need not recognize unregistered interests
Except as required by law or these Articles, the Company need not recognize or provide for any person’s interests in or rights to a share unless that person is the shareholder of the share.
PART 4 – SHARE TRANSFERS
4.1	Recording or registering transfer
A transfer of a share of the Company must not be registered
(a)
unless a duly signed instrument of transfer in respect of the share has been received by the Company and the certificate (or acceptable documents pursuant to Article 2.5 hereof) representing the share to be transferred has been surrendered and cancelled; or

(b)	if no certificate has been issued by the Company in respect of the share, unless a duly signed instrument of transfer in respect of the share has been received by the Company.
4.2	Form of instrument of transfer
The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company’s share certificates or in any other form that may be approved by the directors from time to time.
4.3	Signing of instrument of transfer
If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer, or, if no number is specified, all the shares represented by share certificates deposited with the instrument of transfer:
(a)	in the name of the person named as transferee in that instrument of transfer; or
(b)	if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the share certificate is deposited for the purpose of having the transfer registered.

4.4	Enquiry as to title not required
Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.
4.5	Transfer fee
There must be paid to the Company, in relation to the registration of any transfer, the amount determined by the directors from time to time.
PART 5 – ACQUISITION OF SHARES
5.1	Company authorized to purchase shares
Subject to the special rights and restrictions attached to any class or series of shares, the Company may, if it is authorized to do so by the directors, purchase or otherwise acquire any of its shares.
5.2	Company authorized to accept surrender of shares
The Company may, if it is authorized to do so by the directors, accept a surrender of any of its shares.
5.3	Company authorized to convert fractional shares into whole shares
The Company may, if it is authorized to do so by the directors, convert any of its fractional shares into whole shares in accordance with, and subject to the limitations contained in, the Business Corporations Act.
PART 6 – BORROWING POWERS
6.1	Powers of directors
The directors may from time to time on behalf of the Company:
(a)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;
(b)
issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person, and at any discount or premium and on such other terms as they consider appropriate;

(c)	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and
(d)	mortgage or charge, whether by way of specific or floating charge, or give other security on the whole or any part of the present and future assets and undertaking of the Company.

PART 7 – GENERAL MEETINGS
7.1	Annual general meetings
Unless an annual general meeting is deferred or waived in accordance with section 182(2)(a) or (c) of the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual general meeting.
7.2	When annual general meeting is deemed to have been held
If all of the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the Business Corporations Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 7.2, select as the Company’s annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.
7.3	Calling of shareholder meetings
The directors may, whenever they think fit, call a meeting of shareholders.
7.4	Notice for meetings of shareholders
The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting and to each director, unless these Articles otherwise provide, at least the following number of days before the meeting:
(a)	if and for so long as the Company is a public company, 21 days;
(b)	otherwise, 10 days.
7.5	Record date for notice
The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:
(a)	if and for so long as the Company is a public company, 21 days;
(b)	otherwise, 10 days.
If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

7.6	Record date for voting
The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.
7.7	Failure to give notice and waiver of notice
The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.
7.8	Notice of special business at meetings of shareholders
If a meeting of shareholders is to consider special business within the meaning of Article 8.1, the notice of meeting must:
(a)	state the general nature of the special business; and
(b)
if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(i)	at the Company’s records office, or at such other reasonably accessible location in British Columbia as is specified in the notice, and
(ii)	during statutory business hours on any one or more specified days before the day set for the holding of the meeting.
PART 8 – PROCEEDINGS AT MEETINGS OF SHAREHOLDERS
8.1	Special business
At a meeting of shareholders, the following business is special business:
(a)
at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting or the election or appointment of directors;

(b)	at an annual general meeting, all business is special business except for the following:
(i)	business relating to the conduct of or voting at the meeting,
(ii)	consideration of any financial statements of the Company presented to the meeting,
(iii)	consideration of any reports of the directors or auditor,
(iv)	the setting or changing of the number of directors,

(v)	the election or appointment of directors,
(vi)	the appointment of an auditor,
(vii)	the setting of the remuneration of an auditor,
(viii)	business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution, and
(ix)	any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.
8.2	Special resolution
The votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.
8.3	Quorum
Subject to the special rights and restrictions attached to the shares of any affected class or series of shares, the quorum for the transaction of business at a meeting of shareholders is one or more persons who are, or who represent by proxy, shareholders of the Company.
8.4	Other persons may attend
The directors, the president, if any, the secretary, if any, and any lawyer or auditor for the Company are entitled to attend any meeting of shareholders, but if any of those persons do attend a meeting of shareholders, that person is not to be counted in the quorum, and is not entitled to vote at the meeting, unless that person is a shareholder or proxy holder entitled to vote at the meeting.
8.5	Requirement of quorum
No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote at the meeting is present at the commencement of the meeting.
8.6	Lack of quorum
If, within 1/2 hour from the time set for the holding of a meeting of shareholders, a quorum is not present:
(a)	in the case of a general meeting convened by requisition of shareholders, the meeting is dissolved; and
(b)
in the case of any other meeting of shareholders, the shareholders entitled to vote at the meeting who are present, in person or by proxy, at the meeting may adjourn the meeting to a set time and place.

8.7	Chair
The following individual is entitled to preside as chair at a meeting of shareholders:

(a)	the chair of the board, if any;
(b)	if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.
8.8	Alternate chair
At any meeting of shareholders, the directors present must choose one of their number to be chair of the meeting if: (a) there is no chair of the board or president present within 15 minutes after the time set for holding the meeting; (b) the chair of the board and the president are unwilling to act as chair of the meeting; or (c) if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting.  If, in any of the foregoing circumstances, all of the directors present decline to accept the position of chair or fail to choose one of their number to be chair of the meeting, or if no director is present, the shareholders present in person or by proxy must choose any person present at the meeting to chair the meeting.
8.9	Adjournments
The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.
8.10	Notice of adjourned meeting
It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.
8.11	Motion need not be seconded
No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.
8.12	Manner of taking a poll
Subject to Article 8.13, if a poll is duly demanded at a meeting of shareholders:
(a)	the poll must be taken
(i)	at the meeting, or within 7 days after the date of the meeting, as the chair of the meeting directs, and
(ii)	in the manner, at the time and at the place that the chair of the meeting directs;
(b)	the result of the poll is deemed to be a resolution of, and passed at, the meeting at which the poll is demanded; and
(c)	the demand for the poll may be withdrawn.
8.13	Demand for a poll on adjournment
A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

8.14	Demand for a poll not to prevent continuation of meeting
The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.
8.15	Poll not available in respect of election of chair
No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.
8.16	Casting of votes on poll
On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.
8.17	Chair must resolve dispute
In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the same, and his or her determination made in good faith is final and conclusive.
8.18	Chair has no second vote
In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a casting or second vote in addition to the vote or votes to which the chair may be entitled as a shareholder.
8.19	Declaration of result
The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting.
8.20	Meetings by telephone or other communications medium
A shareholder or proxy holder who is entitled to participate in a meeting of shareholders may do so in person, or by telephone or other communications medium, if all shareholders and proxy holders participating in the meeting are able to communicate with each other; provided, however, that nothing in this Section shall obligate the Company to take any action or provide any facility to permit or facilitate the use of any communications medium at a meeting of shareholders.  If one or more shareholders or proxy holders participate in a meeting of shareholders in a manner contemplated by this Article 8.20:
(a)	each such shareholder or proxy holder shall be deemed to be present at the meeting; and
(b)	the meeting shall be deemed to be held at the location specified in the notice of the meeting.
PART 9 - ALTERATIONS AND RESOLUTIONS
9.1	Alteration of Authorized Share Structure
Subject to Article 9.2 and the Business Corporations Act, the Company may by resolution of the directors:
(a)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b)
increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c)	if the Company is authorized to issue shares of a class of shares with par value:
(i)	decrease the par value of those shares,
(ii)	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares,
(iii)	subdivide all or any of its unissued or fully paid issued shares with par value into shares of smaller par value, or
(iv)	consolidate all or any of its unissued or fully paid issued shares with par value into shares of larger par value;
(d)	subdivide all or any of its unissued or fully paid issued shares without par value;
(e)	change all or any of its unissued or fully paid issued shares with par value into shares without par value or all or any of its unissued shares without par value into shares with par value;
(f)	alter the identifying name of any of its shares;
(g)	consolidate all or any of its unissued or fully paid issued shares without par value; or
(h)	otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act.
9.2	Change of Name
The Company may by resolution of the directors authorize an alteration to its Notice of Articles in order to change its name or adopt or change any translation of that name.
9.3	Other Alterations or Resolutions
If the Business Corporations Act does not specify:
(a)
the type of resolution and these Articles do not specify another type of resolution, the Company may by resolution of the directors authorize any act of the Company, including without limitation, an alteration of these Articles; or

(b)	the type of shareholders’ resolution and these Articles do not specify another type of shareholders’ resolution, the Company may by ordinary resolution authorize any act of the Company.
PART 10 - VOTES OF SHAREHOLDERS
10.1	Voting rights
Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint registered holders of shares under Article 10.3:

(a)	on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote at the meeting has one vote; and
(b)
on a poll, every shareholder entitled to vote has one vote in respect of each share held by that shareholder that carries the right to vote on that poll and may exercise that vote either in person or by proxy.

10.2	Trustee of shareholder may vote
A person who is not a shareholder may vote on a resolution at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting in relation to that resolution, if, before doing so, the person satisfies the chair of the meeting at which the resolution is to be considered, or satisfies all of the directors present at the meeting, that the person is a trustee for a shareholder who is entitled to vote on the resolution.
10.3	Votes by joint shareholders
If there are joint shareholders registered in respect of any share:
(a)	any one of the joint shareholders, but not both or all, may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or
(b)
if more than one of the joint shareholders is present at any meeting, personally or by proxy, the joint shareholder present whose name stands first on the central securities register in respect of the share is alone entitled to vote in respect of that share.

10.4	Trustees as joint shareholders
Two or more trustees of a shareholder in whose sole name any share is registered are, for the purposes of Article 10.3, deemed to be joint shareholders.
10.5	Representative of a corporate shareholder
If a corporation that is not a subsidiary of the Company is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:
(a)	for that purpose, the instrument appointing a representative must
(i)
be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least 2 business days before the day set for the holding of the meeting, or

(ii)	unless the notice of the meeting provides otherwise, be provided, at the meeting, to the chair of the meeting; and
(b)	if a representative is appointed under this Article 10.5,
(i)
the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder, and

(ii)	the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.
10.6	When proxy provisions do not apply
Articles 10.7 to 10.13 do not apply to the Company if and for so long as it is a public company.
10.7	Appointment of proxy holder
Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint a proxy holder to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.
10.8	Alternate proxy holders
A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.
10.9	When proxy holder need not be shareholder
A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:
(a)	the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 10.5;
(b)	the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or
(c)
the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

10.10	Form of proxy
A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:
(Name of Company)
The undersigned, being a shareholder of the above named Company, hereby appoints ....................................... or, failing that person, ......................................., as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders to be held on the day of and at any adjournment of that meeting.
Signed this .......... day of .............................................., .................
...............................................................
 Signature of shareholder

10.11	Provision of proxies
A proxy for a meeting of shareholders must:
(a)
be received at the registered office of the Company or at any other place specified in the notice calling the meeting for the receipt of proxies, at least the number of business days specified in the notice or, if no number of days is specified, 2 business days before the day set for the holding of the meeting; or

(b)	unless the notice of the meeting provides otherwise, be provided at the meeting to the chair of the meeting.
10.12	Revocation of proxies
Subject to Article 10.13, every proxy may be revoked by an instrument in writing that is:
(a)	received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or
(b)	provided at the meeting to the chair of the meeting.
10.13	Revocation of proxies must be signed
An instrument referred to in Article 10.12 must be signed as follows:
(a)	if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her trustee; or
(b)	if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 10.5.
10.14	Validity of proxy votes
A vote given in accordance with the terms of a proxy is valid despite the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:
(a)	at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or
(b)	by the chair of the meeting, before the vote is taken.
10.15	Production of evidence of authority to vote
The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

PART 11 - DIRECTORS
11.1	First directors; number of directors
The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Business Corporations Act. The number of directors, excluding additional directors appointed under Article 12.7, is set at:
(a)	subject to paragraphs (b) and (c), the number of directors that is equal to the number of the Company’s first directors;
(b)	if the Company is a public company, the greater of three and the number most recently elected by ordinary resolution (whether or not previous notice of the resolution was given); and
(c)	if the Company is not a public company, the number most recently elected by ordinary resolution (whether or not previous notice of the resolution was given).
11.2	Change in number of directors
If the number of directors is set under Articles 11.1(b) or 11.1(c):
(a)	the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;
(b)
if, contemporaneously with setting that number, the shareholders do not elect or appoint the directors needed to fill vacancies in the board of directors up to that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

11.3	Directors’ acts valid despite vacancy
An act or proceeding of the directors is not invalid merely because fewer directors have been appointed or elected than the number of directors set or otherwise required under these Articles.
11.4	Qualifications of directors
A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.
11.5	Remuneration of directors
The directors are entitled to the remuneration, if any, for acting as directors as the directors may from time to time determine.  If the directors so decide, the remuneration of the directors will be determined by the shareholders.  That remuneration may be in addition to any salary or other remuneration paid to a director in such director’s capacity as an officer or employee of the Company.
11.6	Reimbursement of expenses of directors
The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

11.7	Special remuneration for directors
If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.
11.8	Gratuity, pension or allowance on retirement of director
Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.
PART 12 - ELECTION AND REMOVAL OF DIRECTORS
12.1	Election at annual general meeting
At every annual general meeting and in every unanimous resolution contemplated by Article 7.2:
(a)
the shareholders entitled to vote at the annual general meeting for the election of directors may elect, or in the unanimous resolution appoint, a board of directors consisting of up to the number of directors for the time being set under these Articles; and

(b)	all the directors cease to hold office immediately before the election or appointment of directors under paragraph (a), but are eligible for re-election or re-appointment.
12.2	Consent to be a director
No election, appointment or designation of an individual as a director is valid unless:
(a)	that individual consents to be a director in the manner provided for in the Business Corporations Act;
(b)	that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or
(c)	with respect to first directors, the designation is otherwise valid under the Business Corporations Act.
12.3	Failure to elect or appoint directors
If:
(a)
the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 7.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

(b)	the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 7.2, to elect or appoint any directors;

then each director in office at such time continues to hold office until the earlier of:
(c)	the date on which his or her successor is elected or appointed; and
(d)	the date on which he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.
12.4	Directors may fill casual vacancies
Any casual vacancy occurring in the board of directors may be filled by the remaining directors.
12.5	Remaining directors’ power to act
The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or for the purpose of summoning a meeting of shareholders to fill any vacancies on the board of directors or for any other purpose permitted by the Business Corporations Act.
12.6	Shareholders may fill vacancies
If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, and the directors have not filled the vacancies pursuant to Article 12.5 above, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.
12.7	Additional directors
Notwithstanding Articles 11.1 and 11.2, between annual general meetings or unanimous resolutions contemplated by Article 7.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 12.7 must not at any time exceed:
(a)	one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or
(b)	in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 12.7.
Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 12.1(a), but is eligible for re-election or re-appointment.
12.8	Ceasing to be a director
A director ceases to be a director when:
(a)	the term of office of the director expires;
(b)	the director dies;
(c)	the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or
(d)	the director is removed from office pursuant to Articles 12.9 or 12.10.

12.9	Removal of director by shareholders
The Shareholders may, by special resolution, remove any director before the expiration of his or her term of office, and may, by ordinary resolution, elect or appoint a director to fill the resulting vacancy.  If the shareholders do not contemporaneously elect or appoint a director to fill the vacancy created by the removal of a director, then the directors may appoint, or the shareholders may elect or appoint by ordinary resolution, a director to fill that vacancy.
12.10	Removal of director by directors
The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.
12.11	Nominations of directors
(a)	Except as provided by applicable laws, only persons who are nominated in accordance with the procedures set forth in this Article 12.11 shall be eligible for election as directors of the Company.
(b)
Nominations of persons for election to the board may be made at any annual meeting of shareholders or at any special meeting of shareholders (if one of the purposes for which the special meeting was called was the election of directors):

(i)	by or at the direction of the board, including pursuant to a notice of meeting;
(ii)
by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Business Corporations Act, or a requisition of the shareholders made in accordance with the provisions of the Business Corporations Act; or

(iii)
any person (a “Nominating Shareholder”): (A) who, at the close of business on the date of the giving of the notice provided for below in this Article 12.11 and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth below in this Article 12.11.

(c)
In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof (as provided for in Article 12.11(d)) in proper written form to the secretary of the Company at the principal executive offices of the Company.

(d)	To be timely, a Nominating Shareholder’s notice to the secretary of the Company must be given:
(i)
in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement (as defined below) of the date of the annual meeting was made, notice by the Nominating Shareholder may be given not later than the close of business on the tenth (10th) day after the Notice Date in respect of such meeting; and

(ii)
in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above.
(e)	To be in proper written form, a Nominating Shareholder’s notice to the secretary of the Company must set forth:
(i)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director:
A.	the name, age, business address and residential address of the person,
B.	the principal occupation or employment of the person during the past five years,
C.
the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice,

D.
a statement as to whether such person would be “independent” of the Company (as such term is defined under Applicable Securities Laws (as defined below)) if elected as a director at such meeting and the reasons and basis for such determination,

E.
a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among such Nominating Shareholder and beneficial owner, if any, and their respective affiliates and associates, or others acting jointly or in concert therewith, on the one hand, and such nominee, and his or her respective associates, or others acting jointly or in concert therewith, on the other hand, and

F.
any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act and Applicable Securities Laws; and

(ii)	as to the Nominating Shareholder giving the notice:
A.	any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Company,
B.
the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of the record by the Nominating Shareholder as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, and

C.
any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act and Applicable Securities Laws (as defined below).

(f)
The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee.

(g)
The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the provisions set forth in this Article 12.11 and, if any proposed nomination is not in compliance with such provisions, to declare that such defective nomination shall be disregarded.

(h)	For purposes of this Article 12.11:
(i)
“Affiliate”, when used to indicate a relationship with a person, means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified person;

(ii)
“Applicable Securities Laws” means the Securities Act (British Columbia) and the equivalent legislation in the other provinces and in the territories of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statutes, and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each of the applicable provinces and territories of Canada;

(iii)	“Associate”, when used to indicate a relationship with a specified person, means:
A.
any corporation or trust of which such person beneficially owns, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of such corporation or trust for the time being outstanding,

B.	any partner of that person,
C.	any trust or estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar capacity,
D.	a spouse of such specified person,
E.	any person of either sex with whom such specified person is living in a conjugal relationship outside marriage, or
F.	any relative of such specified person or of a person mentioned in clauses D or E of this definition if that relative has the same residence as the specified person;

(iv)
“Derivatives Contract” means a contract between two parties (the “Receiving Party” and the “Counterparty”) that is designed to expose the Receiving Party to economic benefits and risks that correspond substantially to the ownership by the Receiving Party of a number of shares in the capital of the Company or securities convertible into such shares specified or referenced in such contract (the number corresponding to such economic benefits and risks, the “Notional Securities”), regardless of whether obligations under such contract are required or permitted to be settled through the delivery of cash, shares in the capital of the Company or securities convertible into such shares or other property, without regard to any short position under the same or any other Derivatives Contract. For the avoidance of doubt, interests in broad-based index options, broad-based index futures and broad-based publicly traded market baskets of stocks approved for trading by the appropriate governmental authority shall not be deemed to be Derivatives Contracts;

(v)	“owned beneficially” or “owns beneficially” means, in connection with the ownership of shares in the capital of the Company by a person:
A.
any such shares as to which such person or any of such person’s Affiliates or Associates owns at law or in equity, or has the right to acquire or become the owner at law or in equity, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, upon the exercise of any conversion right, exchange right or purchase right attaching to any securities, or pursuant to any agreement, arrangement, pledge or understanding whether or not in writing,

B.
any such shares as to which such person or any of such person’s Affiliates or Associates has the right to vote, or the right to direct the voting, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, pursuant to any agreement, arrangement, pledge or understanding whether or not in writing,

C.
any such shares which are beneficially owned, directly or indirectly, by a Counterparty (or any of such Counterparty’s Affiliates or Associates) under any Derivatives Contract (without regard to any short or similar position under the same or any other Derivatives Contract) to which such person or any of such person’s Affiliates or Associates is a Receiving Party; provided, however, that the number of shares that a person owns beneficially pursuant to this clause in connection with a particular Derivatives Contract shall not exceed the number of Notional Securities with respect to such Derivatives Contract; provided, further, that the number of securities owned beneficially by each Counterparty (including their respective Affiliates and Associates) under a Derivatives Contract shall for purposes of this clause be deemed to include all securities that are owned beneficially, directly or indirectly, by any other Counterparty (or any of such other Counterparty’s Affiliates or Associates) under any Derivatives Contract to which such first Counterparty (or any of such first Counterparty’s Affiliates or Associates) is a Receiving Party and this proviso shall be applied to successive Counterparties as appropriate, and

D.
any such shares which are owned beneficially within the meaning of this definition by any other person with whom such person is acting jointly or in concert with respect to the Company or any of its securities; and

(vi)
“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company or its agents under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.

(i)
Notwithstanding any other provision of this Article 12.11, notice given to the secretary of the Company pursuant to this Article 12.11 may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the secretary of the Company for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid provided that receipt of confirmation of such transmission has been received) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the secretary at the address of the principal executive offices of the Company; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

(j)	Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this Article 12.11.
PART 13 – PROCEEDINGS OF DIRECTORS
13.1	Meetings of directors
The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the board held at regular intervals may be held at the place and at the time that the board may by resolution from time to time determine.
13.2	Chair of meetings
Meetings of directors are to be chaired by:
(a)	the chair of the board, if any;
(b)	in the absence of the chair of the board, the president, if any, if the president is a director; or
(c)	any other director chosen by the directors if:
(i)	neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting,
(ii)	neither the chair of the board nor the president, if a director, is willing to chair the meeting, or
(iii)	the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.
13.3	Voting at meetings
Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

13.4	Meetings by telephone or other communications medium
A director may participate in a meeting of the directors or of any committee of the directors in person, or by telephone or other communications medium, if all directors participating in the meeting are able to communicate with each other.  A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 13.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.
13.5	Who may call extraordinary meetings
A director may call a meeting of the board at any time.  The secretary, if any, must on request of a director, call a meeting of the board.
13.6	Notice of extraordinary meetings
Subject to Articles 13.7 and 13.8, if a meeting of the board is called under Article 13.4, reasonable notice of that meeting, specifying the place, date and time of that meeting, must be given to each of the directors:
(a)	by mail addressed to the director’s address as it appears on the books of the Company or to any other address provided to the Company by the director for this purpose;
(b)	by leaving it at the director’s prescribed address or at any other address provided to the Company by the director for this purpose; or
(c)	orally, by delivery of written notice or by telephone, voice mail, e-mail, fax or any other method of legibly transmitting messages.
13.7	When notice not required
It is not necessary to give notice of a meeting of the directors to a director if:
(a)	the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed or is the meeting of the directors at which that director is appointed;
(b)	the director has filed a waiver under Article 13.9; or
(c)	the director attends such meeting.
13.8	Meeting valid despite failure to give notice
The accidental omission to give notice of any meeting of directors to any director, or the non-receipt of any notice by any director, does not invalidate any proceedings at that meeting.
13.9	Waiver of notice of meetings
Any director may file with the Company a notice waiving notice of any past, present or future meeting of the directors and may at any time withdraw that waiver with respect to meetings of the directors held after that withdrawal.

13.10	Effect of waiver
After a director files a waiver under Article 13.9 with respect to future meetings of the directors, and until that waiver is withdrawn, notice of any meeting of the directors need not be given to that director unless the director otherwise requires in writing to the Company.
13.11	Quorum
The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is a majority of the directors.
13.12	If only one director
If, in accordance with Article 11.1, the number of directors is one, the quorum necessary for the transaction of the business of the directors is one director, and that director may constitute a meeting.
PART 14 – COMMITTEES OF DIRECTORS
14.1	Appointment of committees
The directors may, by resolution:
(a)	appoint one or more committees consisting of the director or directors that they consider appropriate;
(b)	delegate to a committee appointed under paragraph (a) any of the directors’ powers, except:
(i)	the power to fill vacancies in the board,
(ii)	the power to change the membership of, or fill vacancies in, any committee of the board, and
(iii)	the power to appoint or remove officers appointed by the board; and
(c)	make any delegation referred to in paragraph (b) subject to the conditions set out in the resolution.
14.2	Obligations of committee
Any committee formed under Article 14.1, in the exercise of the powers delegated to it, must:
(a)	conform to any rules that may from time to time be imposed on it by the directors; and
(b)	report every act or thing done in exercise of those powers to the earliest meeting of the directors to be held after the act or thing has been done.
14.3	Powers of board
The board may, at any time:
(a)	revoke the authority given to a committee, or override a decision made by a committee, except as to acts done before such revocation or overriding;

(b)	terminate the appointment of, or change the membership of, a committee; and
(c)	fill vacancies in a committee.
14.4	Committee meetings
Subject to Article 14.2(a):
(a)	the members of a directors’ committee may meet and adjourn as they think proper;
(b)
a directors’ committee may elect a chair of its meetings but, if no chair of the meeting is elected, or if at any meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(c)	a majority of the members of a directors’ committee constitutes a quorum of the committee; and
(d)
questions arising at any meeting of a directors’ committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting has no second or casting vote.

PART 15 – OFFICERS
15.1	Appointment of officers
The board may, from time to time, appoint a president, secretary or any other officers that it considers necessary or desirable, and none of the individuals appointed as officers need be a member of the board.
15.2	Functions, duties and powers of officers
The board may, for each officer:
(a)	determine the functions and duties the officer is to perform;
(b)	entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and
(c)	from time to time revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.
15.3	Remuneration
All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the board thinks fit and are subject to termination at the pleasure of the board.

PART 16 – CERTAIN PERMITTED ACTIVITIES OF DIRECTORS
16.1	Other office of director
A director may hold any office or place of profit with the Company (other than the office of auditor of the Company) in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.
16.2	No disqualification
No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise.
16.3	Professional services by director or officer
Subject to compliance with the provisions of the Business Corporations Act, a director or officer of the Company, or any corporation or firm in which that individual has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such corporation or firm is entitled to remuneration for professional services as if that individual were not a director or officer.
16.4	Remuneration and benefits received from certain entities
A director or officer may be or become a director, officer or employee of, or may otherwise be or become interested in, any corporation, firm or entity in which the Company may be interested as a shareholder or otherwise, and, subject to compliance with the provisions of the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other corporation, firm or entity.
PART 17 – INDEMNIFICATION
17.1	Indemnification of directors
The directors must cause the Company to indemnify its directors and former directors, and their respective heirs and personal or other legal representatives to the greatest extent permitted by Division 5 of Part 5 of the Business Corporations Act.
17.2	Deemed contract
Each director is deemed to have contracted with the Company on the terms of the indemnity referred to in Article 17.1.
PART 18 – AUDITOR
18.1	Remuneration of an auditor
The directors may set the remuneration of the auditor of the Company.

18.2	Waiver of appointment of an auditor
The Company shall not be required to appoint an auditor if all of the shareholders of the Company, whether or not their shares otherwise carry the right to vote, resolve by a unanimous resolution to waive the appointment of an auditor.  Such waiver may be given before, on or after the date on which an auditor is required to be appointed under the Business Corporations Act, and is effective for one financial year only.
PART 19 – DIVIDENDS
19.1	Declaration of dividends
Subject to the rights, if any, of shareholders holding shares with special rights as to dividends, the directors may from time to time declare and authorize payment of any dividends the directors consider appropriate.
19.2	No notice required
The directors need not give notice to any shareholder of any declaration under Article 19.1.
19.3	Directors may determine when dividend payable
Any dividend declared by the directors may be made payable on such date as is fixed by the directors.
19.4	Dividends to be paid in accordance with number of shares
Subject to the rights of shareholders, if any, holding shares with special rights as to dividends, all dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.
19.5	Manner of paying dividend
A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of paid up shares or fractional shares, bonds, debentures or other debt obligations of the Company, or in any one or more of those ways, and, if any difficulty arises in regard to the distribution, the directors may settle the difficulty as they consider expedient, and, in particular, may set the value for distribution of specific assets.
19.6	Dividend bears no interest
No dividend bears interest against the Company.
19.7	Fractional dividends
If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.
19.8	Payment of dividends
Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed:
(a)	subject to paragraphs (b) and (c), to the address of the shareholder;
(b)	subject to paragraph (c), in the case of joint shareholders, to the address of the joint shareholder whose name stands first on the central securities register in respect of the shares; or

(c)	to the person and to the address as the shareholder or joint shareholders may direct in writing.
19.9	Receipt by joint shareholders
If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.
PART 20 – ACCOUNTING RECORDS
20.1	Recording of financial affairs
The board must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the provisions of the Business Corporations Act.
PART 21 – EXECUTION OF INSTRUMENTS
21.1	Who may attest seal
The Company’s seal, if any, must not be impressed on any record except when that impression is attested by the signature or signatures of:
(a)	any 2 directors;
(b)	any officer, together with any director;
(c)	if the Company has only one director, that director; or
(d)	any one or more directors or officers or persons as may be determined by resolution of the directors.
21.2	Sealing copies
For the purpose of certifying under seal a true copy of any resolution or other document, the seal must be impressed on that copy and, despite Article 21.1, may be attested by the signature of any director or officer.
21.3	Execution of documents not under seal
Any instrument, document or agreement for which the seal need not be affixed may be executed for and on behalf of and in the name of the Company by any one director or officer of the Company, or by any other person appointed by the directors for such purpose.
PART 22 – NOTICES
22.1	Method of giving notice
Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:
(a)	mail addressed to the person at the applicable address for that person as follows:
(i)	for a record mailed to a shareholder, the shareholder’s registered address,

(ii)
for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class, or

(iii)	in any other case, the mailing address of the intended recipient;
(b)	delivery at the applicable address for that person as follows, addressed to the person:
(i)	for a record delivered to a shareholder, the shareholder’s registered address,
(ii)
for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class,

(iii)	in any other case, the delivery address of the intended recipient;
(c)	sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;
(d)	sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;
(e)	physical delivery to the intended recipient; or
(f)	such other manner of delivery as is permitted by applicable legislation governing electronic delivery.
22.2	Deemed receipt of mailing
A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 22.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.
22.3	Certificate of sending
A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 22.1, prepaid and mailed or otherwise sent as permitted by Article 22.1 is conclusive evidence of that fact.
22.4	Notice to joint shareholders
A notice, statement, report or other record may be provided by the Company to the joint registered shareholders of a share by providing the notice to the joint registered shareholder first named in the central securities register in respect of the share.
22.5	Notice to trustees
A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:
(a)	mailing the record, addressed to them:
(i)	by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description, and

(ii)	at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or
(b)
if an address referred to in Article 22.5(a)(ii) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

PART 23 – RESTRICTION ON SHARE TRANSFER
23.1	Application
Article 23.2 does not apply to the Company if and for so long as it is a public company.
23.2	Consent required for transfer
No shares may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.
PART 24  - SPECIAL RIGHTS AND RESTRICTIONS
24.1	Preferred shares issuable in series
The Preferred shares may include one or more series and, subject to the Business Corporations Act, the directors may, by resolution, if none of the shares of that particular series are issued, alter the Articles of the Company and authorize the alteration of the Notice of Articles of the Company, as the case may be, to do one or more of the following:
(a)	determine the maximum number of shares of that series that the Company is authorized to issue, determine that there is no such maximum number, or alter any such determination;
(b)	create an identifying name for the shares of that series, or alter any such identifying name; and
(c)	attach special rights or restrictions to the shares of that series, or alter any such special rights or restrictions.
24.2	Class A Preferred Shares
The Company has designated 25,000,000 Preferred shares as Class A Preferred Shares.  The principal terms of the Class A Preferred Shares are as follows:
(a)	Voting rights - The Class A Preferred Shares have voting rights (one vote per share) equal to those of the Company’s common shares;
(b)
Dividend rights – The Class A Preferred Shares carry a cumulative cash dividend of 10% of earnings before interest, tax, depreciation and amortization per annum. The accrued dividends payable are classified as interest expense in the statements of operations.

(c)
Conversion rights – The holders of the Class A Preferred Shares have the right to convert each Class A Preferred Share, from time to time, at the option of the holder, into three common shares of the Company.

(d)	Redemption rights - At any time, the Company may redeem the Class A Preferred Shares for an amount equal to $1.00 per share plus the amount of any accrued and unpaid dividends thereon.

Full Name and signature of director	Date of Signing

_____________________________ Ross Tocher

SUPPLEMENT TO MANAGEMENT INFORMATION CIRCULAR
DATED OCTOBER 5, 2018
Notice to U.S. Shareholders
This document (the “Supplement”) supplements the Information Circular dated October 5, 2018 (the “Information Circular”), which has been furnished to the shareholders (the “Qwick Shareholders”) of Qwick Media Inc. (the “Corporation” or “Qwick”) in connection with the solicitation by management of the Corporation of proxies to be used at the Special Meeting of the Qwick Shareholders to be held at the time, place and for the purposes set out in the Notice of Special Meeting of Shareholders that accompanied the Information Circular. All capitalized terms used in this document without definition shall have the respective meanings assigned to them in the Information Circular.
As disclosed at page 29 of the Information Circular, the Qwick securities issuable to any holder of Qwick Common Shares or Preferred Shares (together, the “Qwick Securities”) that is a U.S. Person (as such term is defined in Regulation S of the United States Securities Act of 1933, as amended the (“1933 Act”)) (a “Qwick US Securityholder”) in exchange for their Qwick securities pursuant to the Continuation have not been and will not be registered under the 1933 Act, and will be issued pursuant to exemptions from the registration requirements of the 1933 Act. As such, Qwick is required to provide Qwick US Securityholders with the following notice:
This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

The Qwick Securities to be issued pursuant to the Continuation will be unregistered “restricted securities” within the meaning of Rule 144 under the 1933 Act to the same extent and proportion that the securities exchanged by Qwick US Securityholders pursuant to the Continuation were restricted securities.
Qwick US Securityholders that hold Qwick securities that are not restricted securities under Rule 144 will receive Qwick Securities that are unrestricted securities and such Qwick Securityholders in the United States that are not deemed to be affiliates of Qwick after completion of the Continuation may freely re-sell their securities under U.S. securities laws. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with the issuer. Qwick US Securityholders that hold Qwick securities that are restricted securities under Rule 144 will receive Qwick Securities that are restricted securities under Rule 144. Restricted securities may not be sold or transferred unless registered under the U.S. Securities Act or an exemption from registration is available.